[LOGO]      1997
            ANNUAL
            REPORT

            -  MANAGER DISCUSSIONS

            -  FINANCIALS

THE HARTFORD
  SMALL COMPANY FUND

PORTFOLIO MANAGER                  Q.  HOW DID THE FUND PERFORM?

                                    For the year ended 12/31/97, the
                                    Hartford Small Company Fund returned
                                    19.3% versus 20.8% for the Lipper Small
                                    Company Mutual Fund Average.

                                    Q.  WHY DID THE FUND PERFORM THIS WAY?

MARK WATERHOUSE                     While providing strong double-digit
Vice President                      returns for the year, small stocks, as
Wellington Management Company, LLP  measured by the Russell 2000, underperformed larger stocks.  Just
                                    when the tide appeared to be turning
                                    for small stocks, concerns stemming
                                    from the deepening currency and
                                    economic crisis in Asia shook the US
                                    equity market and once again caused a
                                    flight to quality and large company
                                    stocks.  The most significant
                                    contributor to our relative
                                    performance, both positive and
                                    negative, during the year was the
                                    Fund's overweighing in the technology
                                    sector (37% the Fund versus 14% in
                                    Russell 2000 as of 12/31/97).  During
                                    much of the first half of the year, the
                                    Fund benefited from the strong earnings
                                    growth trends in this sector.  However,
                                    during the second half of the year, the
                                    technology sector was particularly hard
                                    hit, as volatility in the US equity
                                    market increased due to concerns over
                                    the difficulties in Asia.

              PERFORMANCE OVERVIEW
7/22/96 - 12/31/97
GROWTH OF A $10,000 INVESTMENT IN
CLASS A WHICH INCLUDES SALES CHARGE Q.  WHAT IS YOUR OUTLOOK FOR 1998?

                           $14,072  Despite recent difficulties in the
                                    technology sector, we continue to
                           $12,862  believe that a  number of stocks in
                                    this sector represent excellent
                                    long-term value, and that technology
                                    stocks will ultimately rebound given
                                    their importance to the overall US
                                    economy.  Our strategy continues to
                                    look for quality high-growth companies
                                    whose stocks represent good upside
                                    potential with limited downside risk.
                                    We continue to canvass the smaller
                                    stock universe to "upgrade" the
                                    portfolio and take advantage of any
                                    high quality names that have been
                                    oversold.  While the market has been
                                    experiencing an extended period of
                                    large cap outperformance, we are
                                    confident that small cap investors with
                                    longer investment horizons will be
                                    rewarded with very attractive returns
                                    as the small cap sector retakes its
                                    performance leadership position.

-- SMALL COMPANY FUND     -- RUSSELL 2000
   $9,450 starting value     $10,000 starting value

ANNUALIZED RETURNS (INCEPTION 7/22/96)(3)

                NON SALES CHARGE ADJUSTED           SALES CHARGE ADJUSTED
               1 YEAR(1)   SINCE INCEPT.(1)    1 YEAR(2)    SINCE INCEPT.(2)
Small Co "A"    19.28%         23.80%           12.72%           19.04%
Small Co "B"    18.49%         23.00%           13.49%           20.46%
Russell 2000    22.36%         26.69%

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE SMALL COMPANY FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1)  PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

(3) THE HARTFORD MUTUAL FUNDS WERE SEEDED ON 7/1/96 AND BECAME EFFECTIVE AND OPEN FOR INVESTMENT ON 7/22/96. PERFORMANCE RESULTS AND DISCUSSIONS REFLECT INVESTMENT ACTIVITY SINCE THE FUNDS BECAME OPEN FOR INVESTMENT ON 7/22/96.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $13,484 ON 12/31/97 ($13,084 WITH A REDEMPTION AT THE END OF THE PERIOD.)

THE HARTFORD
  CAPITAL APPRECIATION FUND

PORTFOLIO MANAGER

                                    Q.  HOW DID THE FUND PERFORM?

                                    The Hartford Capital Appreciation Fund
                                    had an exceptionally strong year,
                                    placing the Fund as the third best
                                    performing fund in its Lipper category
                                    and the top performing fund from
                                    7/31/96.  For the year, the Capital
                                    Appreciation Fund returned 55.1% versus
                                    20.4% for the Lipper Capital
                                    Appreciation Mutual Fund Average.

SAUL J. PANNELL, CFA                Q.  WHY DID THE FUND PERFORM THIS WAY?
Senior Vice President and Partner
Wellington Management Company, LLP  Much of the Fund's success during the year can be attributed to stock
                                    selection, which was particularly
                                    challenging given our emphasis on
                                    smaller companies.  Despite our bias
                                    towards smaller companies, which
                                    underperformed larger companies for
                                    much of the year, the Fund was able to
                                    provide investors very strong returns.
                                    With help from our proprietary research
                                    analysts and diligent company-specific
                                    research we were able to identify
                                    companies across all sectors and market
                                    capitalizations that significantly
                                    outperformed the market such as
                                    PHILLIPS ELECTRONICS, a Dutch
                                    electronics conglomerate, MULTICARE
                                    COMPANIES, an operator of nursing
                                    homes, and DIME BANCORP, savings & loan
                                    institution.

              PERFORMANCE OVERVIEW
7/22/96 - 12/31/97
GROWTH OF A $10,000 INVESTMENT IN   Q.  WHAT IS YOUR OUTLOOK FOR 1998?
CLASS A WHICH INCLUDES SALES CHARGE
                           $20,192  In an environment of lower projected
                                    interest rates, we have increased our
                                    finance sector weighting by adding to
                           $15,743  holdings as they came under pressure.
                                    In light of our long-term positive view
                                    of the technology sector we are
                                    maintaining a significant weighting in
                                    this sector.  We continue to find good
                                    investment ideas outside the US, and
                                    foreign investment levels were
                                    approximately 11% at year end.  The
                                    Fund's market cap (asset-weighted) was
                                    $5.0B at year end, reflecting our
                                    continued belief that more value
                                    resides in the lessor well-known,
                                    smaller companies. Our overall strategy
                                    for the Fund remains dual faceted.  We
                                    maintain an emphasis on smaller
                                    companies with dynamic earnings growth
                                    prospects, and couple that with an
                                    opportunistic trading approach to
                                    larger cap stocks where we typically
                                    see a catalyst for outperformance.

-- CAPITAL APPRECIATION FUND  -- S&P 500
   $9,450 starting value         $10,000 starting value

ANNUALIZED RETURNS (INCEPTION 7/22/96)
  NON SALES CHARGE ADJUSTED  SALES CHARGE ADJUSTED
             1 YEAR(1)   SINCE INCEPT.(1)  1 YEAR(2)  SINCE INCEPT.(2)
Cap Ap "A"    55.11%          69.19%        46.58%       62.69%
Cap Ap "B"    54.15%          68.12%        49.15%       65.91%
S&P 500       33.35%          36.93%

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE CAPITAL APPRECIATION FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1)  PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $21,172 ON 12/31/97 ($20,772 WITH A REDEMPTION AT THE END OF THE PERIOD.)

THE HARTFORD
  INTERNATIONAL OPPORTUNITIES FUND

PORTFOLIO MANAGER

                                    Q.  HOW DID THE FUND PERFORM?

                                    For the year ended 12/31/97, The
                                    Hartford International Opportunities
                                    Fund returned 0.8% versus 5.4% for the
                                    Lipper International Mutual Fund
                                    Average.

TROND SKRAMSTAD                     Q.  WHY DID THE FUND PERFORM THIS WAY?
Senior Vice President and Partner
Wellington Management Company, LLP  While the broadly diversified approach of the Fund limited some of the
                                    volatility experienced in the Asian
                                    markets, our significant position in
                                    Japan negatively  impacted performance.
                                     Our view that the Japanese economy
                                    would experience a slow recovery in
                                    1997 hurt performance as the problems
                                    within the Japanese economy continued.
                                    On a positive note, with 67% of assets
                                    invested in Europe, the Fund
                                    benefited from the strong performance
                                    in this region during much of the year.
                                     We find European managements
                                    increasingly focused on profitability
                                    and earnings growth, with global
                                    competition and the move to a monetary
                                    union accelerating this process.

              PERFORMANCE OVERVIEW

7/22/96 - 12/31/97                  Q.  WHAT IS YOUR OUTLOOK FOR 1998?
GROWTH OF A $10,000 INVESTMENT IN
CLASS A WHICH INCLUDES SALES CHARGE Given the continued weakness in the
                                    Japanese market and our view that it
                                    will take considerable time and effort
                                    to work out its problems, we have
                                    further reduced the Fund's weight in
                                    Japan and have taken a more defensive
                           $11,193  posture.  While growth in Europe in
                                    1998 will likely feel the impact of the
                                    Asian crisis, we believe that low
                                    inflation, solid profit growth and the
                           $10,305  impending monetary union will support
                                    the European equity markets.  Given
                                    this outlook, we believe that larger
                                    and stronger companies are likely to do
                                    relatively better and we are currently
                                    adding to more  defensive, larger
                                    capitalization stocks.


-- INTERNATIONAL OPPORTUNITIES  -- EAFE GDP
   $9,450 starting value           $10,000 starting value

ANNUALIZED RETURNS (INCEPTION 7/22/96)
  NON SALES CHARGE ADJUSTED  SALES CHARGE ADJUSTED
               1 YEAR(1)     SINCE INCEPT.(1)  1 YEAR(2)   SINCE INCEPT.(2)
Int'l Opp "A"    0.84%             6.18%         -4.71%        2.10%
Int'l Opp "B"    0.12%             5.47%         -4.88%        2.75%
EAFE GDP*        5.77%             8.12%

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE INTERNATIONAL OPPORTUNITIES FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1)  PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $10,799 ON 12/31/97 ($10,399 WITH A REDEMPTION AT THE END OF THE PERIOD.)

* THE MORGAN STANLEY EUROPE AUSTRALIA FAR EAST GDP - NET INDEX

THE HARTFORD
  STOCK FUND

PORTFOLIO MANAGER

                                    Q.  HOW DID THE FUND PERFORM?

                                    The Hartford Stock Fund outperformed
                                    its Lipper peer group during the year
                                    ended 12/31/97.  The Stock Fund
                                    provided a total return of 31.8% versus
                                    25.3% for the Lipper Growth Mutual Fund
                                    Average, placing the Fund in the first
                                    quartile of performance for funds in
                                    the group.

                                    Q.  WHY DID THE FUND PERFORM THIS WAY?
RAND L. ALEXANDER, CFA
Senior Vice President and Partner   The performance of the Portfolio was
Wellington Management Company, LLP  once again helped by our emphasis on large, high quality growth companies
                                    and our overweights in the health care,
                                    retail, financial, and energy sectors.
                                    The Portfolio also benefited from
                                    strong performance by several of our
                                    top 10 holdings, including GENERAL
                                    ELECTRIC, TRAVELERS, MERRILL LYNCH,
                                    GANNETT, PROCTOR & GAMBLE, WAL-MART and
                                    IBM.  We also had our share of
                                    disappointments in BOEING, COLUMBIA/HCA
                                    and PHARMACIA & UPJOHN.

PERFORMANCE OVERVIEW                Q.  WHAT IS YOUR OUTLOOK FOR 1998?

7/22/96 - 12/31/97                  Turning to 1998, it is difficult to
GROWTH OF A $10,000 INVESTMENT IN   predict a fourth straight year of
CLASS A WHICH INCLUDES SALES CHARGE record returns for the US equity
                           $15,743  market, but we continue to see reasons
                                    for optimism.  The economy continues to
                                    grow and the problems in Asia and the
                                    Pacific Rim should help keep a lid on
                           $14,384  inflation.  Money continues to flow
                                    into mutual funds at what we believe to
                                    be sustainable levels based on
                                    demographics, and corporate America is
                                    in sound financial shape.  So, unless
                                    interest rates rise substantially or
                                    corporate profits fall precipitously
                                    over the next six months, we see no
                                    reason to alter our view.  We continue
                                    to look for companies with great brand
                                    franchises, large market shares, high
                                    returns on equity, low debt to total
                                    capital, and strong managements selling
                                    at reasonable multiples.  While
                                    price-to-earnings multiples have
                                    certainly expanded in the last five
                                    years, that expansion has been
                                    supported by falling inflation and
                                    declining interest rates, a trend we
                                    expect to continue.

-- Stock Fund             -- S&P 500
   $9,450 starting value     $10,000 starting value

ANNUALIZED RETURNS (INCEPTION 7/22/96)
  NON SALES CHARGE ADJUSTED  SALES CHARGE ADJUSTED
            1 YEAR(1)     SINCE INCEPT.(1)     1 YEAR(2)   SINCE INCEPT.(2)
Stock "A"    31.78%           33.77%            24.53%         28.63%
Stock "B"    30.82%           32.86%            25.82%         30.40%
S&P 500      33.35%           36.93%

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE STOCK FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1)  PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $15,071 ON 12/31/97 ($14,671 WITH A REDEMPTION AT THE END OF THE PERIOD.)

THE HARTFORD
  DIVIDEND AND GROWTH FUND

PORTFOLIO MANAGER

                                    Q.  HOW DID THE FUND PERFORM?

                                    The Hartford Dividend and Growth Fund
                                    outperformed its Lipper peer group for
                                    the year ended 12/31/97.  The Dividend
                                    and Growth Fund provided a total return
                                    of 31.0% versus 27.5% for the Lipper
                                    Equity Income Mutual Fund Average.

                                    Q.  WHY DID THE FUND PERFORM THIS WAY?

LAURIE A. GABRIEL, CFA              The Fund's performance during the year
Senior Vice President and Partner   benefited from its overweighting of the
Wellington Management Company, LLP  utility sector which experienced a particularly strong year.  This
                                    sector's performance picked up during
                                    the last half of the year as the
                                    turmoil in Asia led investors to seek
                                    companies with predictable earnings.
                                    The Fund also benefited from its
                                    underweighting versus the competition
                                    in technology stocks.  For the same
                                    reasons that investors shifted assets
                                    into sectors like utilities, they took
                                    money out of the technology sector
                                    which tends to have more volatile
                                    earnings.  Because of the Fund's
                                    mandate for a higher-than-average
                                    dividend yield, it is consistently
                                    underweighted in this sector, which has
                                    served us well in the recent
                                    environment.  Lastly, the financial
                                    sector was the best performing sector
                                    in the S&P 500 and the Portfolio's
                                    holdings in this sector, such as
                                    CITICORP, FIRST BANK SYSTEMS and FANNIE
                                    MAE were significant contributors to
                                    performance.

              PERFORMANCE OVERVIEW
7/22/96 - 12/31/97
GROWTH OF A $10,000 INVESTMENT IN
CLASS A WHICH INCLUDES SALES CHARGE

                           $15,743  Q.  WHAT IS YOUR OUTLOOK FOR 1998?

                                    Looking forward, our expectations for
                           $14,272  the US equity market are somewhat
                                    subdued.  The deteriorating economic
                                    conditions in Asia have caused us to
                                    lower our growth expectations for the
                                    US economy.  Sharply reduced exports to
                                    Asia combined with a rising US Dollar
                                    exchange rate, intense pricing pressure
                                    and continued upward pressure on wages
                                    have caused us to reduce our 1998
                                    corporate profits outlook.  On a
                                    positive note, this competitive pricing
                                    environment will also ensure a very low
                                    inflation rate for the year.  As a
                                    result of this outlook, we believe the
                                    Fund is well-positioned given its
                                    emphasis on companies with an
                                    above-average yield, a below average
                                    price-to-earnings ratio and risk.

-- DIVIDEND AND GROWTH FUND    -- S&P 500
   $9,450 starting value          $10,000 starting value

ANNUALIZED RETURNS (INCEPTION 7/22/96)
  NON SALES CHARGE ADJUSTED  SALES CHARGE ADJUSTED
                1 YEAR(1)    SINCE INCEPT.(1)    1 YEAR(2)  SINCE INCEPT.(2)
Div & Grow "A"    30.99%         33.05%            23.79%       27.94%
Div & Grow "B"    30.20%         32.12%            25.20%       29.66%
S&P 500           33.35%         36.93%

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE DIVIDEND AND GROWTH FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1)  PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $14,951 ON 12/31/97 ($14,551 WITH A REDEMPTION AT THE END OF THE PERIOD.)

THE HARTFORD
  ADVISERS FUND

PORTFOLIO MANAGERS

                                    Q.  HOW DID THE FUND PERFORM?

RAND L. ALEXANDER, CFA              The Hartford Advisers Fund outperformed
Senior Vice President and Partner   its Lipper peer group during the year
Wellington Management Company, LLP  ended 12/31/97.  The Advisers Fund provided a total return of 23.3% versus
                                    18.7% for the Lipper Flexible Mutual
                                    Fund Average, placing the Fund in the
                                    first quartile of performance for funds
                                    in the group.

                                    Q.  WHY DID THE FUND PERFORM THIS WAY?

                                    The outperformance of the Fund during
                                    the year can be largely attributed to
                                    our high relative weighting in
                                    equities.  During 1997, the equity
                                    portion of the Fund benefited from our
                                    emphasis on large, high quality growth
                                    companies and our overweights in the
                                    health care, retail, financial, and
                                    energy sectors.  The bond market
                                    provided a favorable environment for
                                    the fixed income portion of the Fund.
                                    In light of our view that interest
                                    rates may decline further, we have
                                    reduced our holdings of mortgage-backed
                                    securities which can suffer in a
                                    falling interest rate environment as a
PAUL D. KAPLAN                      result of refinancing.  Corporate bonds
Senior Vice President and Partner   remain unattractive, particularly if
Wellington Management Company, LLP  the economy slows.

              PERFORMANCE OVERVIEW
7/22/96 - 12/31/97
GROWTH OF A $10,000 INVESTMENT IN
CLASS A WHICH INCLUDES SALES CHARGE Q.  WHAT IS YOUR OUTLOOK FOR 1998?

                           $15,743 The asset allocation at the end of the year was 58% stocks, 39% bonds and 3% cash. We recently reduced the equity
                           $13,000 weighting of the Portfolio from a high of nearly 70% due to our belief that the relative value of stocks versus
                           $11,529 bonds is narrowing. While we continue to believe that in the longer-term equities deserve to be emphasized, bonds have become more attractive in today's market environment. We believe strongly that inflation remains on a downward path. The world-wide competitive environment, the strengthening US dollar, falling commodity prices, and a general slowing in the world's economies make the likelihood of an upward move in the inflation rate remote. We continue to keep cash balances at a minimum.

-- Advisers Fund          -- S&P 500  -- Lehman Govt/Corp
   $9,450 starting value     $10,000     $10,000

ANNUALIZED RETURNS (INCEPTION 7/22/96)
  NON SALES CHARGE ADJUSTED  SALES CHARGE ADJUSTED
               1 YEAR(1)    SINCE INCEPT.(1)    1 YEAR(2)  SINCE INCEPT.(2)
Advisers "A"    23.30%          24.72%            16.52%       19.92%
Advisers "B"    22.44%          23.90%            17.44%       21.37%
S&P 500         33.35%          36.93%
Lehman           9.76%          10.36%
Govt/Corp

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE ADVISERS FUND. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1)  PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $13,626 ON 12/31/97 ($13,226 WITH A REDEMPTION AT THE END OF THE PERIOD.)

THE HARTFORD
  BOND INCOME STRATEGY FUND

PORTFOLIO MANAGER

                                    Q.  HOW DID THE FUND PERFORM?

                                    The Hartford Bond Income Strategy Fund
                                    outperformed its Lipper peer group
                                    average for the year ended December 31,
                                    1997, producing a total return of 10.8%
                                    versus 10.1% for the Lipper Corporate
                                    Debt "BBB" Rated Mutual Fund average.

                                    Q.  WHY DID THE FUND PERFORM THIS WAY?

                                  - Longer portfolio average maturity and
ALISON D. GRANGER, CFA              duration position for most of 1997.
Senior Vice President               Since mid-April, the Fund's duration
The Hartford Investment             ranged between 10% and 20% longer than
Management Company (HIMCO)          the benchmark index.  Long-term
                                    Treasury yields declined more than 100
                                    basis points from then through
                                    year-end, resulting in a price rally
                                    which benefited the fund.

                                  - A higher average credit quality than
                                    our peers.  At mid-year we increased
                                    the Fund's allocation to Treasuries, Aa
                                    and Aaa-rated corporates, discount
                                    mortgages and cash to a combined 50% of
                                    the total portfolio due to our concerns
                                    that credit risk was inadequately
                                    priced.  This contributed to the Fund's
                                    outperformance during the second half
                                    of the year.

                                  - A reallocation of some of the Fund's
                                    high yield holdings to non-Asian
                                    Emerging Market debt during the fourth
                                    quarter.   When Emerging Market fixed
                                    income debt experienced extreme
                                    volatility beginning in October and
                                    November, we viewed this repricing of
                                    credit risk as a buying opportunity,
                                    especially relative to the valuation of
                                    domestic high-yield debt.  We sold some
                                    of the Fund's most fully- valued
                                    high-yield holdings and used the
                                    proceeds to purchase Brady bonds and
PERFORMANCE OVERVIEW                Emerging Market sovereign global debt.
7/22/96 - 12/31/97                  This reallocation yielded
GROWTH OF A $10,000 INVESTMENT IN   outperformance from mid-November
CLASS A WHICH INCLUDES SALES CHARGE through year-end.

                           $11,529  Q.  WHAT IS YOUR OUTLOOK FOR 1998?

                           $11,187  High inflation-adjusted Treasury
                                    yields, the perceived safety of US
                                    investments amidst recent global
                                    volatility, and the continually
                                    improving deficit situation, all
                                    contribute to our expectation that over
                                    the course of 1998, Treasury yields
                                    will continue to decline. As such, the
                                    duration of the Fund remains longer
                                    than that of our benchmark index. We
                                    continue to hold a higher-than-average
                                    percentage of The Hartford Bond Income
                                    Strategy Fund in Treasury securities,
                                    as we believe that the corporate
                                    market, on average, will continue to be
                                    threatened with underperformance
                                    throughout 1998 due to changing global
                                    economic and individual company
                                    fundamentals, as well as increased
                                    supply.  Having said this,
                                    opportunities in the corporate market
                                    remain in carefully chosen credits
                                    which we will work closely with our
                                    analysts to identify.  We believe that
                                    opportunities remain in certain areas
                                    of the mortgage market, such as
                                    discount 15-year passthroughs, and have
                                    maintained an overweight in these
                                    securities.  Finally, we view the total
                                    return potential of Emerging Market
                                    debt to be attractive, recognizing that
                                    significant volatility could be
                                    experienced over the near-term.

-- BOND INCOME STRATEGY   -- LEHMAN GOVT/CORP
   $9,550 starting value     $10,000 starting value

ANNUALIZED RETURNS (INCEPTION 7/22/96)
  NON SALES CHARGE ADJUSTED  SALES CHARGE ADJUSTED
             1 YEAR(1)    SINCE INCEPT.(1)    1 YEAR(2)  SINCE INCEPT.(2)
Bond "A"      10.80%          11.58%            5.81%        8.08%
Bond "B"       9.96%          10.75%            4.96%        8.09%
Lehman         9.76%          10.36%
Govt/Corp

THE CHART REPRESENTS A HYPOTHETICAL INVESTMENT IN THE BOND INCOME STRATEGY. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. THE VALUE OF SHARES WILL FLUCTUATE SO THAT WHEN REDEEMED, SHARES MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

(1)  PERFORMANCE RESULTS DO NOT REFLECT SALES CHARGE.

(2) THE INITIAL INVESTMENT IN CLASS A AND B SHARES REFLECTS THE MAXIMUM SALES CHARGE AND CDSC, RESPECTIVELY.

A $10,000 INVESTMENT IN THE FUND'S CLASS B SHARES AT INCEPTION ON 7/22/96 WOULD HAVE BEEN VALUED AT $11,588 ON 12/31/97 ($11,188 WITH A REDEMPTION AT THE END OF THE PERIOD.)

 THE HARTFORD MONEY MARKET FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

 PRINCIPAL
  AMOUNT                                             VALUE
 ---------                                        ------------
 COMMERCIAL PAPER -- 80.5%
             A.H. Robbins Company, Inc.
 $ 750,000     5.60% due 02/12/98                 $    745,100
             Abbey National, North America
   800,000     5.60% due 01/22/98...............       797,387
             Bankers Trust Corp.
   750,000     5.72% due 06/17/98...............       730,099
             Bradford & Bingley Building Society
   750,000     5.57% due 01/09/98...............       749,072
             Cafco
   750,000     5.65% due 02/17/98...............       744,468
             Caterpillar Financial Services
   800,000     5.55% due 02/27/98...............       792,970
             Countrywide Home Loan
   750,000     5.75% due 03/06/98...............       742,333
             du Pont (E.I.) de Nemours & Co.
   750,000     5.67% due 03/05/98...............       742,558
             Eaton Corp.
   750,000     5.76% due 03/26/98...............       739,920
             Electronic Data Systems Corp.
   750,000     5.53% due 01/27/98...............       747,005
             Finova Capital Corp.
   800,000     5.72% due 01/14/98...............       798,348
             Ford Motor Credit Corp.
   590,000     5.59% due 01/27/98...............       587,618
             General Electric Capital Corp.
   750,000     5.70% due 02/02/98...............       746,200
             Goldman Sachs Group, L.P. (The)
   750,000     5.68% due 04/06/98...............       738,758
             Merrill Lynch & Co., Inc.
   750,000     5.54% due 01/05/98...............       749,538
             J.P. Morgan & Co., Inc.
   750,000     5.67% due 03/23/98...............       740,432
             National Rural Utilities
   750,000     5.65% due 03/13/98...............       741,643
             Nationwide Building Society
   750,000     5.67% due 02/13/98...............       744,921
             Old Line Funding Corp.
   750,000     5.82% due 02/05/98...............       745,756
             PHH Corp.
   750,000     5.75% due 03/16/98...............       741,135
             Procter & Gamble Company (The)
   750,000     5.63% due 03/09/98...............       742,141
             Provence de Quebec
   750,000     5.65% due 02/26/98...............       743,408
             Sears, Roebuck Acceptance Corp.
   750,000     5.53% due 01/15/98...............       748,387
             Sharp Electronics Corp.
   750,000     5.82% due 01/30/98...............       746,483
             Smith Barney Holdings, Inc.
   800,000     5.53% due 01/13/98...............       798,525
             Stanley Works (The)
   750,000     5.58% due 02/12/98...............       745,118
             Sumitomo Bank, Ltd., NY Branch
   750,000     5.68% due 02/09/98...............       745,385
             Svenska Handelsbanken, Inc.
   750,000     5.52% due 01/07/98...............       749,310
             Toronto-Dominion Holdings USA, Inc.
   750,000     5.59% due 01/26/98...............       747,089
             Westpac Capital Corp.
   750,000     5.58% due 01/12/98...............       748,721
             Wood Street Funding Corp.
   750,000     5.58% due 01/20/98...............       747,791
             Xerox Credit Corp.
   750,000     5.65% due 03/19/98...............       740,937
                                                  ------------
             Total commercial paper.............  $ 23,868,556
                                                  ------------
                                                  ------------

 PRINCIPAL
  AMOUNT                                             VALUE
 ---------                                        ------------
 NON-CONVERTIBLE CORPORATE NOTES -- 17.0%
             Associates Corporation of North
             America
 $ 250,000     7.25% due 05/15/98...............  $    251,203
             First USA Bank
   750,000     6.158% due 10/22/98..............       752,414
             General Motors Acceptance Corp.
   780,000     5.753% due 04/17/98..............       780,063
             IBM Credit Corp.
   750,000     5.812% due 06/05/98..............       749,799
             Lehman Brothers Holdings
   750,000     5.916% 01/13/99..................       750,000
             Morgan Stanley Group, Inc.
   500,000     5.825% due 05/18/98..............       500,000
             NationsBank Corp.
   500,000     6.066% due 06/02/98..............       500,416
             Triangle Funding Ltd.
   750,000     5.75% due 11/15/98...............       750,000
                                                  ------------
             Total non-convertible corporate
               notes............................  $  5,033,895
                                                  ------------
                                                  ------------
 REPURCHASE AGREEMENT -- 2.3%
   701,000   Interest in $86,953,000 joint
               repurchase agreement with State
               Street Bank dated 12/31/97 at
               6.50%, to be repurchased at
               $701,253 on 01/02/98
               (Collateralized by $86,953,000
               U.S. Treasury Bonds 8.375% -
               11.625% due 02/11/01 -
               08/08/15)........................  $    701,000
                                                  ------------
                                                  ------------
DIVERSIFICATION OF NET ASSETS:
Total commercial paper (cost $23,868,556)....   80.5 %  $ 23,868,556
Total non-convertible corporate notes (cost
  $5,033,895)................................   17.0       5,033,895
Total repurchase agreement (cost $701,000)...    2.3         701,000
                                               ------   ------------
Total investment in securities
  (total cost $29,603,451*)..................   99.8      29,603,451
Cash, receivables and other assets...........    1.4         408,887
Payable for Fund shares redeemed.............   (1.1)       (314,190)
Other liabilities............................   (0.1)        (32,931)
                                               ------   ------------
Net assets (applicable to $1.00 per share
  based on 29,665,217 shares outstanding)....  100.0 %  $ 29,665,217
                                               ------   ------------
                                               ------   ------------
SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; 800,000,000
  shares authorized; 29,665,217 shares outstanding...   $     29,665
Paid-in surplus......................................     29,635,552
                                                        ------------
Net assets at value..................................   $ 29,665,217
                                                        ------------
                                                        ------------
Class A
  Shares of beneficial interest outstanding, $0.001
  par value; 500,000,000 shares authorized (Net
  assets $22,578,404)................................     22,578,404
                                                        ------------
                                                        ------------
  Net asset value and offering price per
   share.....................................  $ 1.00
                                                      -----
                                                      -----
Class B
  Shares of beneficial interest outstanding, $0.001
  par value; 200,000,000 shares authorized (Net
  assets $4,448,938).................................      4,448,938
                                                        ------------
                                                        ------------
  Net asset value and offering price per
   share.....................................  $ 1.00
                                                      -----
                                                      -----
Class Y
  Shares of beneficial interest outstanding, $0.001
  par value; 100,000,000 shares authorized (Net
  assets $2,637,875).................................      2,637,875
                                                        ------------
                                                        ------------
  Net asset value and offering price per
    share....................................  $ 1.00
                                                      -----
                                                      -----

* Aggregate cost for federal income tax purposes.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD BOND INCOME STRATEGY FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 ASSET-BACKED SECURITIES -- 1.7%
              California Infrastructure
              Pacific Gas & Electric, Series
              1997-1 Class A6
 $   400,000    6.32% due 09/25/05..........  $     401,875
              California Infrastructure
              Southern California Edison
              Series, 1997-1 Class A5
     250,000    6.28% due 09/25/05..........        251,178
                                              -------------
              Total asset-backed
                securities..................  $     653,053
                                              -------------
                                              -------------
 COMMERCIAL MORTGAGE-BACKED SECURITIES -- 0.2%
              NationsBank Corp., Series
              1997-CTL1, Class A1
      81,664    7.421% due 06/22/24.........  $      83,910
                                              -------------
                                              -------------
 NON-CONVERTIBLE CORPORATE BONDS
 & NOTES -- 47.0%
              AEROSPACE -- 0.6%
              Wyman-Gordon Company Senior
              Notes
     250,000    8.00% due 12/15/07..........  $     251,875
                                              -------------
              CABLE -- 3.8%
              Bell Cablemedia PLC
     750,000    0.00% due 09/15/05..........        666,094
              Cablevision Systems Senior
              Notes
     200,000    7.875% due 12/15/07.........        204,000
              Lenfest Communications, Inc.
     100,000    8.375% due 11/01/05.........        103,125
              Tele-Communications, Inc.
              Medium-Term Note
     500,000    6.58% due 02/15/05..........        535,237
                                              -------------
                                                  1,508,456
                                              -------------
              CHEMICALS -- 1.5%
              du Pont (E.I.) de Nemours &
              Co............................
     300,000    6.75% due 09/01/07..........        310,026
              Terra Industries, Inc.
     250,000    10.50% due 06/15/05.........        268,750
                                              -------------
                                                    578,776
                                              -------------
              COLLEGES -- 2.3%
              Massachusetts Institute of
              Technology
     800,000    7.25% due 11/02/96..........        901,746
                                              -------------
              ENERGY & SERVICES -- 0.9%
              Gulf Canada Resources Ltd.
     100,000    9.625% due 07/01/05.........        108,500
              Lasmo (USA), Inc.
     250,000    6.75% due 12/15/07..........        251,698
                                              -------------
                                                    360,198
                                              -------------
              FINANCIAL SERVICES -- 12.6%
              Abbey National PLC
     500,000    6.69% due 10/17/05..........        503,954
              Bayerische Landesbank (NY)
     500,000    6.375% due 10/15/05.........        502,521
              Citicorp
     500,000    7.125% due 05/15/06.........        518,691
              Ford Motor Credit Corp.
     500,000    6.125% due 01/09/06.........        488,265
              Landeskreditbank
              Baden-Wurttemberg
     750,000    7.625% due 02/01/23.........        850,594
              Lehman Brothers Holdings, Inc.
     150,000    8.875% due 03/01/02.........        162,640
              Massachusetts Mutual Life
              Insurance Co.*
     500,000    7.625% due 11/15/23.........        545,947

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 NON-CONVERTIBLE CORPORATE BONDS
 & NOTES -- (CONTINUED)
              FINANCIAL SERVICES --
              (CONTINUED)
              Phoenix Home Life Insurance
              Co.*
 $   500,000    6.95% due 12/01/06..........  $     509,415
              Societe Generale (NY)
     250,000    9.875% due 07/15/03.........        289,657
              Swiss Bank Corporation (NY)
     200,000    7.375% due 06/15/17.........        214,482
              Westinghouse Credit Corp.
     300,000    8.875% due 06/14/14.........        328,097
                                              -------------
                                                  4,914,263
                                              -------------
              FOOD, BEVERAGE & TOBACCO --
              0.7%
              Ralcorp Holdings, Inc.
     250,000    8.75% due 09/15/04..........        283,570
                                              -------------
              FUNERAL/CEMETERY SERVICES --
              0.3%
              Loewen Group International,
              Inc.
     100,000    8.25% due 10/15/03..........        106,422
                                              -------------
              HEALTH CARE -- 0.3%
              Tenet Healthcare Corp.
     100,000    8.00% due 01/15/05..........        102,000
                                              -------------
              HOME BUILDING -- 0.4%
              U.S. Home Corp.
     150,000    7.95% due 03/01/01..........        152,218
                                              -------------
              MEDIA & SERVICES -- 0.3%
              Turner Broadcasting System,
              Inc.
     100,000    7.40% due 02/01/04..........        103,309
                                              -------------
              PACKAGING & CONTAINERS -- 0.6%
              Domtar, Inc.
     125,000    9.50% due 08/01/16..........        138,559
              Owens-Illinois, Inc. Senior
              Note
     100,000    8.10% due 05/15/07..........        106,389
                                              -------------
                                                    244,948
                                              -------------
              REAL ESTATE -- 0.7%
              Duke Realty LP
     250,000    7.25% due 09/22/02..........        257,763
                                              -------------
              RETAIL -- 4.4%
              K Mart Corp.
     100,000    7.55% due 07/27/04..........        100,504
              K Mart Corp.
     100,000    7.75% due 10/01/12..........         96,000
              K Mart Corp.
     275,000    7.95% due 02/01/23..........        263,313
              K Mart Corp.
     100,000    7.84% due 01/02/02..........        101,776
              Profitt's Inc.
     200,000    8.125% due 05/15/04.........        208,000
              Specialty Retailers, Inc.
     250,000    8.50% due 07/15/05..........        255,000
              Stop & Shop Companies, Inc.
     625,000    9.75% due 02/01/02..........        698,004
                                              -------------
                                                  1,722,597
                                              -------------
              SHIPBUILDING -- 0.3%
              Newport News Shipbuilding Co.*
     100,000    8.625% due 12/01/06.........        105,125
                                              -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 NON-CONVERTIBLE CORPORATE BONDS
 & NOTES -- (CONTINUED)
              TECHNOLOGY -- 0.3%
              Advanced Micro Devices
 $   125,000    11.00% due 08/01/03.........  $     133,750
                                              -------------
              TELECOMMUNICATIONS -- 3.6%
              BellSouth Capital Funding
     500,000    7.12% due 07/15/97..........        524,399
              Rogers Cantel, Inc.
     100,000    9.375% due 06/01/08.........        105,000
              Rogers Cantel, Inc.
     200,000    8.30% due 10/01/07..........        198,500
              TCI Communications, Inc.
     200,000    7.875% due 02/15/26.........        214,629
              USW-1, Series A2 1997*
      50,000    0.00% due 02/01/17..........         13,960
              Viacom, Inc.
     250,000    7.75% due 06/01/05..........        255,046
              Viacom, Inc.
     100,000    6.75% due 01/15/03..........         98,087
                                              -------------
                                                  1,409,621
                                              -------------
              TRANSPORTATION -- 6.4%
              CSX Corp.*
     200,000    7.25% due 05/01/04..........        207,478
              Continental Airlines, Inc.
     300,000    9.50% due 12/15/01..........        315,000
              Continental Airlines, Inc.
              1997-1*
     750,000    7.461% due 04/01/13.........        790,665
              Interpool, Inc.*
     300,000    7.35% due 08/01/07..........        300,161
              Norfolk Southern Corp.
     200,000    7.80% due 05/15/27..........        225,619
              United Air Lines, Inc.
     500,000    9.75% due 08/15/21..........        646,777
                                              -------------
                                                  2,485,700
                                              -------------
              UTILITIES -- 7.0%
              AES Corp. Senior Subordinated
              Note
     200,000    8.375% due 08/15/07.........        199,500
              CMS Energy Corp.
     200,000    8.125% due 05/15/02.........        205,887
              Calpine Corp.
     100,000    8.75% due 07/15/07..........        102,000
              Cleveland Electric
              Illuminating Co.
     200,000    7.88% due 11/01/17..........        210,093
              Cleveland Electric
              Illuminating Co.
     250,000    7.13% due 07/01/07..........        264,009
              El Paso Electric Co.
     200,000    9.40% due 05/01/11..........        225,000
              El Paso Electric Co.
     100,000    8.25% due 02/01/03..........        105,250
              Long Island Lighting Co.
     200,000    8.90% due 07/15/19..........        213,009
              Pacific Gas & Electric Co.
     300,000    7.05% due 03/01/24..........        317,778
              Pacific Gas & Electric Co.
     250,000    7.25% due 03/01/26..........        260,038
              Public Service Electric & Gas
              Co.,
              MBIA-Insured
     125,000    7.00% due 09/01/24..........        128,043
              Public Service Electric & Gas
              Co.,
              MBIA-Insured
     250,000    6.75% due 01/01/16..........        253,422
  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
              UTILITIES -- (CONTINUED)
              Southern Investments UK PLC
 $   250,000    6.80% due 12/01/06..........  $     251,967
                                              -------------
                                                  2,735,996
                                              -------------
              Total non-convertible
                corporate bonds & notes.....  $  18,358,333
                                              -------------
                                              -------------
 ENHANCED EQUIPMENT TRUST CERTIFICATES -- 0.6%
              Norwest Airlines Corp. Trust
              Series 2
      92,615    11.30% due 06/21/14.........        120,179
              NWA Trust Series D
     100,000    13.875% due 06/21/08........        121,251
                                              -------------
              Total enhanced equipment trust
                certificates................  $     241,430
                                              -------------
                                              -------------
 FOREIGN/YANKEE BONDS & NOTES -- 11.3%
              FOREIGN CORPORATIONS -- 1.7%
              Industrial Finance Corp.
              (Thailand)
     700,000    7.75% due 08/04/07..........  $     665,000
                                              -------------
              FOREIGN GOVERNMENTS -- 9.6%
              Banco Nacional de Comercio
              Exterior SNC
     100,000    7.25% due 02/02/04..........         92,812
              KFW International Finance,
              Inc.
     250,000    7.00% due 03/01/13..........        266,140
              Provence de Quebec
     300,000    7.125% due 02/09/24.........        310,050
              Republic de Argentina Par
              Bonds
   1,325,000    4.25% due 03/31/23..........        968,078
              Republic of Columbia
     200,000    7.625% due 02/15/07.........        188,068
              Republic of Panama
     200,000    8.875% due 09/30/27.........        188,000
              Republic of Venezuela
     500,000    9.25% due 09/15/27..........        448,125
              The Russian Federation*
     600,000    10.00% due 06/26/07.........        554,625
              United Mexican States Discount
              Bond
     300,000    6.6172% due 12/31/19........        277,125
              United Mexican States Discount
              Bond
     500,000    6.6925% due 12/31/19........        461,875
                                              -------------
                                                  3,754,898
                                              -------------
              Total foreign/yankee bonds &
                notes.......................  $   4,419,898
                                              -------------
                                              -------------
 U.S. TREASURIES & FEDERAL AGENCIES -- 36.1%
              U.S. TREASURY BONDS -- 2.5%
     430,000    6.375% due 08/15/27.........        453,381
     435,000    6.625% due 02/15/27.........        472,111
      30,000    7.875% due 02/15/21.........         36,834
                                              -------------
                                                    962,326
                                              -------------
              U.S. TREASURY
              INFLATION-INDEXED SECURITIES
              -- 0.9%
     351,071    3.625% due 07/15/02.........        352,570
                                              -------------
              U.S. TREASURY NOTES -- 17.1%
     940,000    5.625% due 11/30/98 -
                02/15/06....................        938,129
     530,000    5.875% due 10/31/98 -
                09/30/02....................        531,247
     200,000    6.125% due 11/15/27.........        205,500
   1,200,000     6.25% due 06/30/98 -
                07/31/98....................      1,204,876
     170,000    6.375% due 03/31/01.........        173,187
     700,000     6.50% due 05/31/01 -
                05/15/05....................        720,938
     120,000    6.625% due 07/31/01.........        123,413

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD BOND INCOME STRATEGY FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS -- (CONTINUED)
 DECEMBER 31, 1997

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 U.S. TREASURIES & FEDERAL AGENCIES -- (CONTINUED)
              U.S. TREASURY NOTES --
              (CONTINUED)
 $   750,000    6.875% due 08/31/99.........  $     764,062
     340,000     7.00% due 07/15/06.........        367,094
     250,000     7.25% due 05/15/04.........        269,844
     650,000     7.50% due 10/31/99 -
                11/15/24....................        686,610
     610,000    7.875% due 11/15/04.........        681,866
                                              -------------
                                                  6,666,766
                                              -------------
              U.S. TREASURY STRIPS -- 0.4%
     300,000    0.00% due 02/15/08..........        166,071
                                              -------------
              FEDERAL NATIONAL MORTGAGE
              ASSOCIATION -- 12.2%
   4,600,000     6.00% due 01/01/12.........      4,525,250
     248,750     6.50% due 12/01/27.........        245,485
                                              -------------
                                                  4,770,735
                                              -------------
              U.S. GOVERNMENT AGENCIES --
              3.0%
              Israel Aid (State of)
   1,200,000    4.875% due 09/15/98.........      1,191,761
                                              -------------
              Total U.S. treasuries &
                federal agencies............  $  14,110,229
                                              -------------
                                              -------------
 SHORT-TERM SECURITIES -- 13.2%
              COMMERCIAL PAPER -- 0.3%
              Lucent Technologies, Inc.
     100,000    5.76% due 01/20/98..........  $      99,696
                                              -------------
              REPURCHASE AGREEMENTS -- 12.9%
   1,500,000  Interest in $86,953,000 joint
                repurchase agreement with
                State Street Bank dated
                12/31/97 at 5.85%, to be
                repurchased at $1,500,488 on
                01/02/98; (Collateralized by
                $86,953,000 U.S. Treasury
                Bonds 8.375%-11.625% due
                02/11/01-08/08/15)..........      1,500,000
   1,754,000  Interest in $86,953,000
                repurchase agreement with
                State Street Bank dated
                12/31/97 at 6.50%, to be
                repurchased at $1,754,633 on
                01/02/98; (Collateralized by
                $86,953,000 U.S. Treasury
                Bonds 8.375%-11.625% due
                02/11/01-08/08/15)..........      1,754,000
   1,800,000  Interest in $86,953,000 joint
                repurchase agreement with
                State Street Bank dated
                12/31/97 at 5.70%, to be
                repurchased at $1,800,570 on
                01/02/98; (Collateralized by
                $86,953,000 U.S. Treasury
                Bonds 8.375%-11.625% due
                02/11/01-08/08/15)..........      1,800,000
                                              -------------
                                                  5,054,000
                                              -------------
              Total short-term securities...  $   5,153,696
                                              -------------
                                              -------------

                                                           MARKET
                                                           VALUE
                                                        ------------
DIVERSIFICATION OF NET ASSETS:
Total asset-backed securities (cost
  $649,777)..................................    1.7%   $    653,053
Total commercial mortgage-backed securities
  (cost $83,278).............................    0.2          83,910
Total non-convertible corporate bonds & notes
  (cost $17,572,756).........................   47.0      18,358,333
Total enhanced equipment trust certificates
  (cost $231,918)............................    0.6         241,430
Total foreign/yankee bonds & notes (cost
  $4,295,722)................................   11.3       4,419,898
Total U.S. treasuries & federal agencies
  (cost $14,016,135).........................   36.1      14,110,229
Total short-term securities (cost
  $5,153,696)................................  13.2]       5,153,696
                                               ------   ------------
Total investment in securities
  (total cost $42,003,282)...................  110.1      43,020,549
Cash, receivables and other assets...........    2.1         845,855
Payable for securities purchased.............  (12.1)     (4,730,243)
Payable for Fund shares redeemed.............    0.0         (10,584)
Other liabilities............................   (0.1)        (35,495)
                                               ------   ------------
Net assets...................................  100.0%   $ 39,090,082
                                               ------   ------------
                                               ------   ------------

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; 300,000,000
  shares authorized; 3,684,476 shares outstanding....   $      3,684
Paid-in surplus......................................     37,927,952
Accumulated undistributed net investment income......         50,902
Accumulated undistributed net realized gain on
  investments........................................         90,277
Unrealized appreciation of investments...............      1,017,267
                                                        ------------
Net assets...........................................   $ 39,090,082
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($28,589,201
   DIVIDED BY 2,694,475 shares outstanding)
  (175,000,000 shares authorized)............  $      10.61
                                                     ------
                                                     ------
  Maximum offering price per share ($10.61
   DIVIDED BY 95.5%).........................  $      11.11
                                                     ------
                                                     ------
Class B
  Net asset value per share ($5,745,252
   DIVIDED BY 542,978 shares outstanding)
  (75,000,000 shares authorized).............  $      10.58
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($4,755,629
   DIVIDED BY 447,023 shares outstanding)
  (50,000,000 shares authorized).............  $      10.64
                                                     ------
                                                     ------

* Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of December 31, 1997, the market value of these securities amounted to $3,027,376, or 7.7% of net assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD ADVISERS FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

                                                 MARKET
   SHARES                                         VALUE
 -----------                                  -------------
 COMMON STOCKS -- 57.3%
              AEROSPACE & DEFENSE -- 0.8%
      20,000  Boeing Co. (The)..............  $     978,750
      *8,155  Raytheon Co. Class A..........        402,134
                                              -------------
                                                  1,380,884
                                              -------------
              COMMUNICATIONS EQUIPMENT --
              1.8%
     *27,450  Cisco Systems, Inc............      1,530,338
      20,000  Ericsson (L.M.) Telephone
                ADR.........................        746,250
      11,000  Lucent Technologies, Inc......        878,625
                                              -------------
                                                  3,155,213
                                              -------------
              COMPUTERS & OFFICE
              EQUIPMENT -- 3.0%
     *14,000  Adaptec, Inc..................        519,750
     *41,400  EMC Corp......................      1,135,912
      21,000  International Business
                Machines Corp...............      2,195,813
      20,500  Xerox Corp....................      1,513,156
                                              -------------
                                                  5,364,631
                                              -------------
              CONSUMER DURABLES -- 0.3%
      14,500  General Motors Corp. Class
                H...........................        535,594
                                              -------------
              CONSUMER NON-DURABLES -- 3.4%
      17,000  Estee Lauder Companies Class
                A...........................        874,437
      17,000  Gillette Co. (The)............      1,707,438
      31,000  Kimberly-Clark Corp...........      1,528,687
      24,800  Procter & Gamble Co. (The)....      1,979,350
                                              -------------
                                                  6,089,912
                                              -------------
              CONSUMER SERVICES -- 2.3%
      28,000  Hertz Corp. (The) Class A.....      1,127,000
      40,800  McDonald's Corporation........      1,948,200
     *43,000  Mirage Resorts, Inc...........        978,250
                                              -------------
                                                  4,053,450
                                              -------------
              ELECTRONICS -- 3.7%
     *29,000  Analog Devices, Inc...........        802,937
      61,000  General Electric Co...........      4,475,875
      18,200  Intel Corp....................      1,278,550
                                              -------------
                                                  6,557,362
                                              -------------
              ENERGY & SERVICES -- 3.9%
      14,500  Chevron Corp..................      1,116,500
      19,200  Exxon Corp....................      1,174,800
      35,800  Royal Dutch Petroleum Co.
                ADR.........................      1,939,913
      28,000  Santa Fe International
                Corporation.................      1,139,250
      18,600  Schlumberger Ltd..............      1,497,300
                                              -------------
                                                  6,867,763
                                              -------------
              FINANCIAL SERVICES -- 11.5%
      23,000  Allstate Corporation (The)....      2,090,125
      22,200  American Express Co...........      1,963,500
      12,500  American International Group,
                Inc.........................      1,359,375
      15,000  Associates First Capital
                Corp........................      1,066,875
      18,000  BankAmerica Corporation.......      1,314,000
      16,500  Citicorp......................      2,086,219
      23,000  First Union Corporation.......      1,178,750
      22,900  Marsh & McLennan Companies,
                Inc.........................      1,707,481
      31,200  Merrill Lynch & Co., Inc......      2,275,650
      27,000  State Street Corp.............      1,571,063
      42,000  Travelers Group Inc...........      2,262,750
      13,500  U.S. Bancorp..................      1,511,156
                                              -------------
                                                 20,386,944
                                              -------------

                                                 MARKET
   SHARES                                         VALUE
 -----------                                  -------------

              FOOD, BEVERAGE & TOBACCO --
              2.9%
      22,000  Coca-Cola Company (The).......  $   1,465,750
      30,000  Nabisco Holdings
                Corporation.................      1,453,125
      27,000  PepsiCo, Inc..................        983,813
      20,800  Unilever NV-New York Shares...      1,298,700
                                              -------------
                                                  5,201,388
                                              -------------
              HEALTH CARE -- 8.8%
      17,500  Abbott Laboratories...........      1,147,344
      20,500  American Home Products
                Corporation and
                Subsidiaries................      1,568,250
     *35,000  Bergen Brunswig Corporation...      1,474,375
      25,000  Columbia/HCA Healthcare
                Corp........................        740,625
      25,000  Johnson & Johnson.............      1,646,875
      12,500  Merck & Co., Inc..............      1,328,125
      23,000  Pfizer, Inc...................      1,714,937
      35,900  Pharmacia & Upjohn, Inc.......      1,314,837
     *50,000  Phycor, Inc...................      1,350,000
      30,000  Service Corporation
                International...............      1,108,125
     *22,000  Tenet Healthcare Corp.........        728,750
      12,000  Warner-Lambert Co.............      1,488,000
                                              -------------
                                                 15,610,243
                                              -------------
              MANUFACTURING -- 1.0%
      15,400  Caterpillar, Inc..............        747,862
      15,000  Perkin-Elmer Corporation
                (The).......................      1,065,938
                                              -------------
                                                  1,813,800
                                              -------------
              MEDIA & SERVICES -- 2.6%
     *11,800  Clear Channel Communications,
                Inc.........................        937,362
      45,000  Gannett Co., Inc..............      2,781,563
      10,000  Walt Disney Company (The).....        990,625
                                              -------------
                                                  4,709,550
                                              -------------
              RETAIL -- 4.2%
      27,400  CVS Corporation...............      1,755,312
      33,000  Gap, Inc. (The)...............      1,169,438
      30,000  Home Depot, Inc. (The)........      1,766,250
      70,000  Wal-Mart Stores, Inc..........      2,760,625
                                              -------------
                                                  7,451,625
                                              -------------
              SOFTWARE & SERVICES -- 3.2%
      13,000  Automatic Data Processing,
                Inc.........................        797,875
     *16,000  Computer Sciences Corp........      1,336,000
      34,500  First Data Corp...............      1,009,125
     *10,000  Microsoft Corp................      1,292,500
     *32,000  PeopleSoft, Inc...............      1,248,000
                                              -------------
                                                  5,683,500
                                              -------------
              TRANSPORTATION -- 1.4%
      52,500  Southwest Airlines Co.........      1,292,812
      20,800  Union Pacific Corp............      1,298,700
                                              -------------
                                                  2,591,512
                                              -------------
              UTILITIES -- 2.5%
      20,000  Duke Energy Corporation.......      1,107,500
      33,000  SBC Communications, Inc.......      2,417,250
     *31,000  WorldCom, Inc.................        937,750
                                              -------------
                                                  4,462,500
                                              -------------
              Total common stocks...........  $ 101,915,871
                                              -------------
                                              -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD ADVISERS FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS -- (CONTINUED)
 DECEMBER 31, 1997

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 NON-CONVERTIBLE CORPORATE BONDS -- 1.7%
              FINANCIAL SERVICES -- 0.9%
              BankAmerica Corp.
 $   500,000    7.875% due 12/01/02.........  $     533,571
              Finova Capital Corp.
     500,000    6.39% due 10/08/02..........        501,879
              Heller Financial
     500,000    6.382% due 11/10/00.........        500,037
                                              -------------
                                                  1,535,487
                                              -------------
              INDUSTRIAL -- 0.8%
              E.W. Scripps Company
     500,000    6.375% due 10/15/02.........        502,407
              ICI Wilmington
     500,000    6.95% due 09/15/04..........        514,053
              Williams Companies, Inc.
     500,000    6.50% due 11/15/02..........        502,340
                                              -------------
                                                  1,518,800
                                              -------------
              Total non-convertible
                corporate bonds.............  $   3,054,287
                                              -------------
                                              -------------
 U.S. TREASURIES & FEDERAL AGENCIES -- 36.4%
              U.S. TREASURY BONDS -- 7.2%
  10,300,000     6.25% due 08/15/23.........     10,615,438
   1,950,000     7.25% due 05/15/16.........      2,219,954
                                              -------------
                                                 12,835,392
                                              -------------
              U.S. TREASURY NOTES -- 28.1%
  12,950,000     5.75% due 09/30/99 -
                08/15/03....................     12,964,253
   4,650,000     6.25% due 05/31/00.........      4,708,125
   8,550,000    6.375% due 08/15/02.........      8,771,770
   7,000,000     6.50% due 08/15/05.........      7,304,066
   6,000,000     7.25% due 05/15/04.........      6,476,250
   6,000,000     7.50% due 02/15/05.........      6,592,500
   3,000,000     7.75% due 12/31/99.........      3,117,189
                                              -------------
                                                 49,934,153
                                              -------------
              FEDERAL HOME LOAN MORTGAGE
              CORPORATION -- 0.1%
              Pass-Throughs
     220,215     6.50% due 05/01/26.........        217,600
                                              -------------
              GOVERNMENT NATIONAL MORTGAGE
              ASSOCIATION -- 1.0%
              Pass-Throughs
     216,321     6.50% due 04/15/26.........        213,954
   1,485,771     7.00% due 07/15/23 -
                04/15/26....................      1,500,238
                                              -------------
                                                  1,714,192
                                              -------------
              Total U.S. treasuries &
                federal agencies............  $  64,701,337
                                              -------------
                                              -------------
  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 SHORT-TERM SECURITIES -- 5.1%

              REPURCHASE AGREEMENT
 $ 8,988,000  Interest in $1,102,287,000
                joint repurchase agreement
                with State Street Bank dated
                12/31/97 at 6.6119%, to be
                repurchased at $8,991,302 on
                01/02/98; (Collateralized by
                $629,353,000 U.S. Treasury
                Notes 5.625%-7.50% due
                03/31/98-02/15/05,
                $204,399,000 U.S. Treasury
                Bills 0.00% due
                05/21/98-06/04/98,
                $159,248,000 U.S. Treasury
                Bonds 8.50%-11.25% due
                08/15/01-02/15/20 and
                $109,287,000 U.S. Treasury
                Strips (principal) 0.00% due
                02/15/09)...................  $   8,988,000
                                              -------------
                                              -------------

DIVERSIFICATION OF NET ASSETS:
Total common stocks (cost $86,733,641).......   57.3%   $ 101,915,871
Total non-convertible corporate bonds (cost
  $3,026,441)................................    1.7        3,054,287
Total U.S. treasuries & federal agencies
  (cost $63,400,801).........................   36.4       64,701,337
Total short-term securities (cost
  $8,988,000)................................    5.1        8,988,000
                                               ------   -------------
Total investment in securities
  (total cost $162,148,883)..................  100.5      178,659,495
Cash, receivables and other assets...........    2.0        3,502,053
Payable for securities purchased.............   (2.4)      (4,274,538)
Payable for Fund shares redeemed.............   (0.1)         (82,370)
Other liabilities............................    0.0          (64,166)
                                               ------   -------------
Net assets...................................  100.0%   $ 177,740,474
                                               ------   -------------
                                               ------   -------------
SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; 400,000,000
  shares authorized; 13,258,302 shares outstanding...   $      13,258
Paid-in surplus......................................     161,724,774
Accumulated undistributed net investment income......          74,337
Distribution in excess of net realized gain on
  investments........................................        (582,507)
Unrealized appreciation of investments...............      16,510,612
                                                        -------------
Net assets...........................................   $ 177,740,474
                                                        -------------
                                                        -------------
Class A
  Net asset value per share ($98,633,468
   DIVIDED BY 7,352,918 shares outstanding)
  (200,000,000 shares authorized)............  $      13.41
                                                     ------
                                                     ------
  Maximum offering price ($13.41  DIVIDED BY
  94.5%).....................................  $      14.19
                                                     ------
                                                     ------
Class B
  Net asset value per share ($39,333,958
   DIVIDED BY 2,951,097 shares outstanding)
  (100,000,000 shares authorized)............  $      13.33
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($39,773,048
   DIVIDED BY 2,954,287 shares outstanding)
  (100,000,000 shares authorized)............  $      13.46
                                                     ------
                                                     ------

* Non-income producing during period.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD DIVIDEND AND GROWTH FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

                                                 MARKET
   SHARES                                         VALUE
 -----------                                  -------------
 COMMON STOCKS -- 95.0%
              AEROSPACE & DEFENSE -- 2.6%
      15,100  Northrop Grumman Corp.........  $   1,736,500
        *523  Raytheon Co. Class A..........         25,786
      17,400  United Technologies
                Corporation.................      1,266,938
                                              -------------
                                                  3,029,224
                                              -------------
              COMPUTERS & OFFICE
              EQUIPMENT -- 1.1%
      17,200  Xerox Corp....................      1,269,575
                                              -------------
              CONSUMER DURABLES -- 1.4%
      11,800  General Motors Corporation....        715,375
      10,100  Genuine Parts Company.........        342,769
       9,500  TRW, Inc......................        507,062
                                              -------------
                                                  1,565,206
                                              -------------
              CONSUMER NON-DURABLES -- 4.0%
      18,500  Clorox Company (The)..........      1,462,656
      79,800  Dial Corp.....................      1,660,838
      30,300  Kimberly-Clark Corp...........      1,494,169
                                              -------------
                                                  4,617,663
                                              -------------
              CONSUMER SERVICES -- 1.5%
      27,400  Eastman Kodak Company.........      1,666,263
                                              -------------
              ELECTRONICS -- 5.3%
      22,400  AMP, Inc......................        940,800
      60,800  General Electric Co...........      4,461,200
      15,200  Johnson Controls, Inc.........        725,800
                                              -------------
                                                  6,127,800
                                              -------------
              ENERGY & SERVICES -- 7.3%
      18,200  Ashland, Inc..................        977,113
      25,300  Chevron Corp..................      1,948,100
       5,800  Exxon Corp....................        354,887
       9,300  Pennzoil Co...................        621,356
      19,000  Phillips Petroleum Co.........        923,875
      39,500  Royal Dutch Petroleum Co.
                ADR.........................      2,140,406
      43,500  USX-Marathon Group............      1,468,125
                                              -------------
                                                  8,433,862
                                              -------------
              FINANCIAL SERVICES -- 18.0%
      27,600  Allstate Corporation (The)....      2,508,150
      35,000  Citicorp......................      4,425,312
      48,700  Federal National Mortgage
                Association.................      2,778,944
      19,900  Marsh & McLennan Companies,
                Inc.........................      1,483,794
      38,700  Pacific Century Financial
                Corp........................        957,825
      40,300  Peoples Heritage Financial
                Group Inc...................      1,853,800
       9,500  Pinnacle West Capital Corp....        402,562
      42,000  U.S. Bancorp..................      4,701,375
      19,000  Wachovia Corporation..........      1,541,375
                                              -------------
                                                 20,653,137
                                              -------------
              FOOD, BEVERAGE & TOBACCO --
              7.0%
      29,250  Flowers Industries, Inc.......        601,453
      30,600  General Mills, Inc............      2,191,725
      44,300  Interstate Bakeries...........      1,655,713
      46,500  McCormick & Company, Inc......      1,302,000
      51,000  Philip Morris Companies,
                Inc.........................      2,310,937
                                              -------------
                                                  8,061,828
                                              -------------
              HEALTH CARE -- 11.1%
      19,900  Abbott Laboratories...........      1,304,694

   SHARES                                        MARKET
 -----------                                      VALUE
                                              -------------
              HEALTH CARE -- (CONTINUED)
      23,200  American Home Products Corp.
                and Subsidiaries............  $   1,774,800
      28,800  Bard (C.R.), Inc..............        901,800
      14,200  Bristol-Myers Squibb Co.......      1,343,675
      15,200  Merck & Co., Inc..............      1,615,000
      74,900  Pharmacia & Upjohn, Inc.......      2,743,212
      24,600  Warner-Lambert Co.............      3,050,400
                                              -------------
                                                 12,733,581
                                              -------------
              INDUSTRIAL MATERIALS -- 5.5%
      10,300  Aluminum Company of America...        724,863
      12,700  BOC Group PLC SA ADR..........        418,306
       8,200  BetzDearborn, Inc.............        500,713
      11,600  Calgon Carbon Corp............        124,700
      23,300  du Pont (E.I.) de Nemours &
                Co..........................      1,399,456
       4,300  Eastman Chemical Co...........        256,119
      *8,500  Georgia-Pacific (Timber
                Group)......................        192,844
       8,500  Georgia-Pacific Corporation...        516,375
      22,800  International Paper Co........        983,250
       2,500  Nalco Chemical Co.............         98,906
      20,000  RPM, Inc. (Ohio)..............        305,000
      15,000  Temple-Inland, Inc............        784,687
                                              -------------
                                                  6,305,219
                                              -------------
              MANUFACTURING -- 2.2%
      13,800  Cooper Industries, Inc........        676,200
      10,200  Deere & Company...............        594,787
      16,000  Minnesota Mining &
                Manufacturing Co............      1,313,000
                                              -------------
                                                  2,583,987
                                              -------------
              MEDIA & SERVICES -- 1.6%
       1,400  Cognizant Corp................         62,388
      28,900  Gannett Co., Inc..............      1,786,381
                                              -------------
                                                  1,848,769
                                              -------------
              REAL ESTATE -- 2.8%
      *6,400  AMB Property Corporation......        160,800
     *11,900  Kimco Realty Corporation
                (REIT)......................        419,475
      18,600  Liberty Property Trust (SBI)
                (REIT)......................        531,263
      12,800  Nationwide Health Properties,
                Inc. (REIT).................        326,400
     *27,700  Security Capital Pacific Inc.
                (REIT)......................        671,725
         900  Charles E. Smith Residential
                Realty, Inc.................         31,950
      22,700  Spieker Properties, Inc.
                (REIT)......................        973,262
       6,800  Sunstone Hotel Investors, Inc.
                (REIT)......................        117,300
                                              -------------
                                                  3,232,175
                                              -------------
              RETAIL -- 3.1%
      21,200  May Department Stores Company
                (The).......................      1,116,975
      40,000  J.C. Penney Company, Inc......      2,412,500
                                              -------------
                                                  3,529,475
                                              -------------
              TRANSPORTATION -- 1.0%
      17,600  Union Pacific Corp............      1,098,900
                                              -------------
              UTILITIES -- 18.8%
       3,900  AT&T Corp.....................        238,875
      18,800  Ameritech Corp................      1,513,400
      22,967  Bell Atlantic Corp............      2,089,997
      34,700  BellSouth Corp................      1,954,044
       9,500  CINergy Corp..................        363,969
      19,300  DPL, Inc......................        554,875
      25,900  Duke Energy Corporation.......      1,434,213

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD DIVIDEND AND GROWTH FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS -- (CONTINUED)
 DECEMBER 31, 1997

   SHARES                                        MARKET
 -----------                                      VALUE
                                              -------------
 COMMON STOCKS -- (CONTINUED)
              UTILITIES -- (CONTINUED)
      10,800  Endesa SA ADR.................  $     196,425
      11,800  GPU, Inc......................        497,075
      34,700  MCN Energy Group, Inc.........      1,401,012
      15,500  NIPSCO Industries, Inc........        766,281
      25,300  National Power PLC SA ADR.....      1,002,512
      10,100  New Century Energies, Inc.....        484,169
      18,500  New England Electric System...        790,875
      17,500  Northern States Power
                Company.....................      1,019,375
       4,700  Pacific Enterprises...........        176,837
      15,600  PowerGen PLC SA ADR...........        828,750
      24,900  SBC Communications, Inc.......      1,823,925
      16,500  SCANA Corp....................        493,969
      49,900  Southern Company (The)........      1,291,162
      23,300  Sprint Corp...................      1,365,963
      31,500  Texas Utilities Co............      1,309,219
                                              -------------
                                                 21,596,922
                                              -------------
              WASTE MANAGEMENT -- 0.7%
       5,500  Browning-Ferris Industries,
                Inc.........................        203,500
      20,300  Waste Management, Inc.........        558,250
                                              -------------
                                                    761,750
                                              -------------
              Total common stocks...........  $ 109,115,336
                                              -------------
                                              -------------
 CONVERTIBLE PREFERRED STOCKS -- 3.6%
              AEROSPACE & DEFENSE -- 1.0%
      19,700  Loral Space & Communications,
                Ltd.**......................      1,204,163
                                              -------------
              COMMUNICATIONS EQUIPMENT --
              0.5%
       6,000  WorldCom, Inc. Depository
                Shares......................        630,000
                                              -------------
              ENERGY & SERVICES -- 1.7%
      29,700  Sun Company...................      1,065,487
      15,700  Unocal Corporation............        873,313
                                              -------------
                                                  1,938,800
                                              -------------
              MEDIA & SERVICES -- 0.3%
       5,400  American Radio Systems
                Corporation**...............        346,275
                                              -------------
              SOFTWARE & SERVICES -- 0.1%
         800  Microsoft Corporation.........         71,900
                                              -------------
              Total convertible preferred
                stocks......................  $   4,191,138
                                              -------------
                                              -------------
   NO. OF
  WARRANTS
 -----------
 WARRANTS
              REAL ESTATE -- 0.0%
         984  Security Capital Corp.
                Warrants,
                expire September 18, 1998...  $       5,166
                                              -------------
                                              -------------

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 SHORT-TERM SECURITIES -- 1.7%
              REPURCHASE AGREEMENT
 $ 1,940,000  Interest in $1,102,287,000
                joint repurchase agreement
                with State Street Bank dated
                12/31/97 at 6.6119%, to be
                repurchased at $1,940,713 on
                01/02/98; (Collateralized by
                $629,353,000 U.S. Treasury
                Notes 5.625% - 7.50% due
                03/31/98 - 02/15/05,
                $204,399,000 U.S. Treasury
                Bills 0.00% due 05/21/98 -
                06/04/98, $159,248,000 U.S.
                Treasury Bonds 8.50% -
                11.25% due 08/15/01 -
                02/15/20 and $109,287,000
                U.S. Treasury Strips
                (principal) 0.00% due
                02/15/09)...................  $   1,940,000
                                              -------------
                                              -------------

DIVERSIFICATION OF NET ASSETS:
Total common stocks (cost $100,135,030)......    95.0%    $ 109,115,336
Total convertible preferred stocks (cost
  $4,037,361)................................     3.6         4,191,138
Total warrants (cost $0).....................     0.0             5,166
Total short-term securities (cost
  $1,940,000)................................     1.7         1,940,000
                                               --------   -------------
Total investment in securities
  (total cost $106,112,391)..................   100.3       115,251,640
Cash, receivables and other assets...........     1.9         2,151,699
Payable for securities purchased.............    (2.1)       (2,456,736)
Payable for Fund shares redeemed.............     0.0           (36,312)
Other liabilities............................    (0.1)          (66,670)
                                               --------   -------------
Net assets...................................   100.0%    $ 114,843,621
                                               --------   -------------
                                               --------   -------------
SUMMARY OF SHAREHOLDERS' EQUITY:
Capital Stock, par value $.001 per share; 300,000,000
  shares authorized; 7,814,635 shares outstanding......   $       7,815
Paid-in surplus........................................     105,713,654
Accumulated undistributed net investment income........          45,193
Distribution in excess of net realized gain on
  investments..........................................         (62,290)
Unrealized appreciation of investments.................       9,139,249
                                                          -------------
Net assets.............................................   $ 114,843,621
                                                          -------------
                                                          -------------
Class A
  Net asset value per share ($67,861,201
   DIVIDED BY 4,608,573 shares outstanding)
  (175,000,000 shares authorized)............  $     14.72
                                               -----------
                                               -----------
  Maximum offering price ($14.72  DIVIDED BY
  94.5%).....................................  $     15.58
                                               -----------
                                               -----------
Class B
  Net asset value per share ($33,741,207
   DIVIDED BY 2,309,603 shares outstanding)
  (75,000,000 shares authorized).............  $     14.61
                                               -----------
                                               -----------
Class Y
  Net asset value per share ($13,241,213
   DIVIDED BY 896,459 shares outstanding)
  (50,000,000 shares authorized).............  $     14.77
                                               -----------
                                               -----------

 * Non-income producing during period.
** Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of December 31, 1997, the market value of these securities amounted to $1,550,438, or 1.4% of net assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD STOCK FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

                                                 MARKET
   SHARES                                         VALUE
 -----------                                  -------------
 COMMON STOCKS -- 89.4%
              AEROSPACE & DEFENSE -- 1.0%
      15,000  Boeing Co. (The)..............  $     734,063
      *6,749  Raytheon Co. Class A..........        332,800
                                              -------------
                                                  1,066,863
                                              -------------
              COMMUNICATIONS EQUIPMENT --
              2.8%
     *19,500  Cisco Systems, Inc............      1,087,125
      18,000  Ericsson (L.M.) Telephone
                ADR.........................        671,625
      15,000  Lucent Technologies, Inc......      1,198,125
                                              -------------
                                                  2,956,875
                                              -------------
              COMPUTERS & OFFICE
              EQUIPMENT -- 4.3%
     *16,000  Adaptec, Inc..................        594,000
     *28,000  EMC Corporation...............        768,250
      16,000  International Business
                Machines Corp...............      1,673,000
      20,600  Xerox Corp....................      1,520,538
                                              -------------
                                                  4,555,788
                                              -------------
              CONSUMER DURABLES -- 0.4%
      12,000  General Motors Corporation
                Class H.....................        443,250
                                              -------------
              CONSUMER NON-DURABLES -- 4.7%
      12,000  Estee Lauder Companies Class
                A...........................        617,250
      14,000  Gillette Co. (The)............      1,406,125
      31,000  Kimberly-Clark Corp...........      1,528,688
      18,000  Procter & Gamble Company
                (The).......................      1,436,625
                                              -------------
                                                  4,988,688
                                              -------------
              CONSUMER SERVICES -- 3.7%
      26,000  Hertz Corporation (The) Class
                A...........................      1,046,500
      36,000  McDonald's Corporation........      1,719,000
     *50,000  Mirage Resorts, Inc...........      1,137,500
                                              -------------
                                                  3,903,000
                                              -------------
              ELECTRONICS -- 5.3%
     *22,000  Analog Devices, Inc...........        609,125
      50,000  General Electric Co...........      3,668,750
      20,000  Intel Corp....................      1,405,000
                                              -------------
                                                  5,682,875
                                              -------------
              ENERGY & SERVICES -- 5.2%
      10,300  Chevron Corp..................        793,100
      14,000  Exxon Corp....................        856,625
      32,000  Royal Dutch Petroleum Co.
                ADR.........................      1,734,000
      27,000  Santa Fe International
                Corporation.................      1,098,562
      13,000  Schlumberger Ltd..............      1,046,500
                                              -------------
                                                  5,528,787
                                              -------------
              FINANCIAL SERVICES -- 18.6%
      21,000  Allstate Corporation (The)....      1,908,375
      20,000  American Express Co...........      1,785,000
      12,500  American International Group,
                Inc.........................      1,359,375
      14,000  Associates First Capital Corp.
                Class A.....................        995,750
      20,000  BankAmerica Corporation.......      1,460,000
      18,000  Citicorp......................      2,275,875
      30,000  First Union Corporation.......      1,537,500
      21,000  Marsh & McLennan Companies,
                Inc.........................      1,565,813
      30,000  Merrill Lynch & Co., Inc......      2,188,125
      26,000  State Street Corp.............      1,512,875
      38,849  Travelers Group Inc...........      2,092,989
      10,000  U.S. Bancorp..................      1,119,375
                                              -------------
                                                 19,801,052
                                              -------------

   SHARES                                        MARKET
 -----------                                      VALUE
                                              -------------
              FOOD, BEVERAGE & TOBACCO --
              4.5%
      22,000  Coca-Cola Company (The).......  $   1,465,750
      25,000  Nabisco Holdings
                Corporation.................      1,210,938
      31,000  PepsiCo, Inc..................      1,129,562
      16,000  Unilever NV-New York Shares...        999,000
                                              -------------
                                                  4,805,250
                                              -------------
              HEALTH CARE -- 14.8%
      22,000  Abbott Laboratories...........      1,442,375
      18,000  American Home Products
                Corporation and
                Subsidiaries................      1,377,000
     *22,000  Bergen Brunswig Corporation
                Class A.....................        926,750
      30,000  Columbia/HCA Healthcare
                Corp........................        888,750
      25,000  Johnson & Johnson.............      1,646,875
      19,000  Merck & Co., Inc..............      2,018,750
      27,000  Pfizer, Inc...................      2,013,188
      37,000  Pharmacia & Upjohn, Inc.......      1,355,125
     *40,000  Phycor, Inc...................      1,080,000
      25,000  Service Corporation
                International...............        923,438
     *18,000  Tenet Healthcare Corp.........        596,250
      12,100  Warner-Lambert Co.............      1,500,400
                                              -------------
                                                 15,768,901
                                              -------------
              MANUFACTURING -- 1.4%
      12,800  Caterpillar, Inc..............        621,600
      13,000  Perkin-Elmer Corporation
                (The).......................        923,812
                                              -------------
                                                  1,545,412
                                              -------------
              MEDIA & SERVICES -- 4.5%
     *13,200  Clear Channel Communications,
                Inc.........................      1,048,575
      45,000  Gannett Co., Inc..............      2,781,562
      10,000  Walt Disney Company (The).....        990,625
                                              -------------
                                                  4,820,762
                                              -------------
              RETAIL -- 7.3%
      26,000  CVS Corporation...............      1,665,625
      38,000  Gap, Inc. (The)...............      1,346,625
      40,000  Home Depot, Inc. (The)........      2,355,000
      60,000  Wal-Mart Stores, Inc..........      2,366,250
                                              -------------
                                                  7,733,500
                                              -------------
              SOFTWARE & SERVICES -- 5.3%
      11,000  Automatic Data Processing,
                Inc.........................        675,125
     *12,300  Computer Sciences Corp........      1,027,050
      35,000  First Data Corp...............      1,023,750
     *15,000  Microsoft Corp................      1,938,750
     *24,000  PeopleSoft, Inc...............        936,000
                                              -------------
                                                  5,600,675
                                              -------------
              TRANSPORTATION -- 2.1%
      40,500  Southwest Airlines Co.........        997,312
      20,000  Union Pacific Corp............      1,248,750
                                              -------------
                                                  2,246,062
                                              -------------
              UTILITIES -- 3.5%
      20,000  Duke Energy Corporation.......      1,107,500
      25,000  SBC Communications, Inc.......      1,831,250
     *28,000  WorldCom, Inc.................        847,000
                                              -------------
                                                  3,785,750
                                              -------------
              Total common stocks...........  $  95,233,490
                                              -------------
                                              -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD STOCK FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS -- (CONTINUED)
 DECEMBER 31, 1997

  PRINCIPAL                                      MARKET
   AMOUNT                                         VALUE
 -----------                                  -------------
 SHORT-TERM SECURITIES -- 13.7%
              REPURCHASE AGREEMENT
 $14,668,000  Interest in $1,102,287,000
                joint repurchase agreement
                with State Street Bank dated
                12/31/97 at 6.6119%, to be
                repurchased at $14,673,388
                on 01/02/98; (Collateralized
                by $629,353,000 U.S.
                Treasury Notes 5.625% -
                7.50% due 03/31/98 -
                02/15/05, $204,399,000 U.S.
                Treasury Bills 0.00% due
                05/21/98 - 06/04/98,
                $159,248,000 U.S. Treasury
                Bonds 8.50% - 11.25% due
                08/15/01 - 02/15/20 and
                $109,287,000 U.S. Treasury
                Strips (principal) 0.00% due
                02/15/09)...................  $  14,668,000
                                              -------------
                                              -------------

DIVERSIFICATION OF NET ASSETS:
Total common stocks (cost $86,509,370).......   89.4%   $ 95,233,490
Total short-term securities (cost
  $14,668,000)...............................   13.7      14,668,000
                                               ------   ------------
Total investment in securities
  (total cost $101,177,370)..................  103.1     109,901,490
Cash, receivables and other assets...........    2.5       2,637,126
Payable for securities purchased.............   (5.5)     (5,831,318)
Payable for Fund shares redeemed.............   (0.1)        (82,438)
Other liabilities............................    0.0         (57,730)
                                               ------   ------------
Net assets...................................  100.0%   $106,567,130
                                               ------   ------------
                                               ------   ------------

                                                           MARKET
                                                           VALUE
                                                        ------------
SUMMARY OF SHAREHOLDERS' EQUITY:

Capital stock, par value $.001 per share; 300,000,000
  shares authorized; 7,051,298 shares outstanding....   $      7,051
Paid-in surplus......................................     98,453,497
Distribution in excess of net realized gain on
  investments........................................       (617,538)
Unrealized appreciation of investments...............      8,724,120
                                                        ------------
Net assets...........................................   $106,567,130
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($65,762,930
   DIVIDED BY 4,337,980 shares outstanding)
  (175,000,000 shares authorized)............  $   15.16
                                               ---------
                                               ---------
  Maximum offering price per share ($15.16
   DIVIDED BY 94.5%).........................  $   16.04
                                               ---------
                                               ---------
Class B
  Net asset value per share ($35,294,083
   DIVIDED BY 2,351,930 shares outstanding)
  (75,000,000 shares authorized).............  $   15.01
                                               ---------
                                               ---------
Class Y
  Net asset value per share ($5,510,117
   DIVIDED BY 361,388 shares outstanding)
  (50,000,000 shares authorized).............  $   15.25
                                               ---------
                                               ---------

* Non-income producing during period.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD CAPITAL APPRECIATION FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

                                             MARKET
 SHARES                                      VALUE
 -------                                  ------------
 COMMON STOCKS -- 94.2%
          AEROSPACE & DEFENSE -- 4.1%
 130,000  Boeing Company (The)..........  $  6,361,875
 120,000  Precision Castparts Corp......     7,237,500
 *150,000 Tracor, Inc...................     4,556,250
                                          ------------
                                            18,155,625
                                          ------------
          BUSINESS SERVICES -- 6.8%
 *195,000 Cendant Corporation...........     6,703,125
  70,000  Chicago Bridge & Iron Company
            NV..........................     1,137,500
 *180,000 Chicago Miniature Lamp,
            Inc.........................     6,075,000
 *325,000 Euronet Services, Inc.........     2,518,750
 *28,900  Howmet International, Inc.....       431,693
 *155,000 ImageMAX......................     1,569,375
 *200,000 Kent Electronics Corp.........     5,025,000
 *316,200 U.S. Office Products
            Company.....................     6,205,425
                                          ------------
                                            29,665,868
                                          ------------
          CLOSED END INVESTMENT
          COMPANY -- 0.4%
 245,000  Morgan Stanley Asia-Pacific
            Fund........................     1,822,187
                                          ------------
          COMMUNICATIONS EQUIPMENT --
          1.9%
  10,000  ECI Telecommunications........       255,000
 *155,000 Elsag Bailey Process Auto
            NV..........................     2,557,500
 *35,000  Scitex Corp., Ltd.............       422,187
 *308,700 Videoserver, Inc..............     4,900,613
                                          ------------
                                             8,135,300
                                          ------------
          COMPUTERS & OFFICE
          EQUIPMENT -- 5.5%
 *34,200  Adaptec, Inc..................     1,269,675
 *247,600 Discreet Logic, Inc...........     5,431,725
 *120,000 Eidos PLC SA..................     1,470,000
 *78,800  Electronics for Imaging,
            Inc.........................     1,310,050
 *110,000 Security Dynamics
            Technologies, Inc...........     3,932,500
 100,000  Sensormatic Electronic........     1,643,750
 *249,700 Splash Technology Holdings,
            Inc.........................     5,618,250
 *255,200 Titan Corporation (The).......     1,595,000
 *120,000 Western Digital Corporation...     1,927,500
                                          ------------
                                            24,198,450
                                          ------------
          CONSUMER SERVICES -- 5.5%
 *145,300 Cheesecake Factory, Inc.
            (The).......................     4,431,650
 150,000  International Game
            Technology..................     3,787,500
 *150,000 Papa John's International,
            Inc.........................     5,231,250
 *160,000 Sun International Hotels
            Ltd.........................     6,020,000
 *83,000  Ugly Duckling Corporation.....       705,500
 *182,500 WMS Industries, Inc...........     3,855,313
                                          ------------
                                            24,031,213
                                          ------------
          ELECTRONICS -- 9.2%
 *107,200 Applied Micro Circuits
            Corporation.................     1,326,600
 *285,000 Clare (C.P.) Corporation......     3,705,000
 *115,000 Cable Design Technologies
            Corporation.................     4,470,625
 *220,000 CMF Technologies, Inc.........     3,382,500
 *182,900 Credence Systems
            Corporation.................     5,418,413
 *230,000 Komag, Inc....................     3,421,250
 *111,500 Lattice Semiconductor
            Corporation.................     5,282,313
 130,000  Philips Electronics NV NY
            Shares......................     7,865,000
 *140,000 Silicon Valley Group, Inc.....     3,167,500
 *110,000 Taiwan Semiconductor ADR......     2,000,625
                                          ------------
                                            40,039,826
                                          ------------
          ENERGY & SERVICES -- 4.2%
  90,000  Anadarko Petroleum
            Corporation.................     5,461,875
 *486,000 Arakis Energy Corporation.....     1,002,375
  80,000  ENSCO International, Inc......     2,680,000
 *150,000 J Ray McDermott SA............     6,450,000
  60,000  Transocean Offshore, Inc......     2,891,250
                                          ------------
                                            18,485,500
                                          ------------

 SHARES                                      MARKET
 -------                                     VALUE
                                          ------------
          FINANCIAL SERVICES -- 6.7%
 235,900  Commercial Banks Latin America
            ADR.........................  $  3,302,600
 *278,200 FIRSTPLUS Financial Group,
            Inc.........................    10,675,925
  32,000  Legg Mason Inc................     1,790,000
 *100,000 Local Finance Corporation**...     1,162,500
 102,400  NAC Re Corp...................     4,998,400
  39,700  Pioneer Group, Inc. (The).....     1,116,563
  40,000  Providian Financial
            Corporation.................     1,807,500
 *140,000 Unibanco GDR..................     4,506,250
                                          ------------
                                            29,359,738
                                          ------------
          FOOD, BEVERAGE & TOBACCO --
          0.5%
 *100,000 General Cigar Holdings,
            Inc.........................     2,131,250
                                          ------------
          FOREIGN SECURITIES -- 2.5%
 204,000  Ace Koeki Co..................       392,244
 *450,000 Corporation Geo Sa de C.V.
            Class B.....................     2,767,514
 *218,600 Hurricane Hydrocarbons Class
            A...........................     1,695,617
 *296,700 Research In Motion............     1,451,343
   3,200  Union Bank of Switzerland.....     4,633,639
                                          ------------
                                            10,940,357
                                          ------------
          HEALTH CARE -- 15.4%
  90,000  Allergan, Inc.................     3,020,625
 *215,000 Atria Communities, Inc........     3,681,875
 *208,000 Biogen, Inc...................     7,566,000
 *99,000  Boston Scientific
            Corporation.................     4,541,625
 170,000  Columbia/HCA Healthcare
            Corporation.................     5,036,250
 *230,000 Endosonics Corporation........     2,472,500
 *220,000 FPA Medical Management,
            Inc.........................     4,097,500
 *80,000  Genzyme Corp..................     2,220,000
 *29,900  Heska Corporation.............       370,013
 170,000  ICN Pharmaceuticals, Inc......     8,298,125
 *115,000 IDX Systems Corporation.......     4,255,000
 *326,900 PerSeptive Biosystems, Inc....     4,127,113
 174,600  Pharmacia & Upjohn, Inc.......     6,394,725
 *224,500 Phycor, Inc...................     6,061,500
 *210,000 Vencor, Inc...................     5,131,875
                                          ------------
                                            67,274,726
                                          ------------
          INDUSTRIAL MATERIALS -- 3.8%
 *250,000 American Pad & Paper Company
            of Delaware, Inc............     2,406,250
 *250,000 Gaylord Container
            Corporation.................     1,437,500
  88,300  IMC Global, Inc...............     2,891,825
 *210,000 Oregon Metallurgical
            Corporation.................     7,008,750
 *105,000 Titanium Metals Corp..........     3,031,875
                                          ------------
                                            16,776,200
                                          ------------
          MEDIA & SERVICES -- 3.8%
 *70,000  America Online, Inc...........     6,243,125
 125,000  Comcast Corporation Class A...     3,945,313
 *160,000 Hearst-Argyle Television,
            Inc.........................     4,760,000
 *107,000 Playboy Enterprises, Inc.
            Class B.....................     1,678,563
                                          ------------
                                            16,627,001
                                          ------------
          REAL ESTATE -- 1.5%
 *195,800 Imperial Credit Commercial....     2,863,575
 *150,000 Security Capital Pacific Inc.
            (REIT)......................     3,637,500
                                          ------------
                                             6,501,075
                                          ------------
          RETAIL -- 4.9%
 *195,000 Finish Line, Inc. (The).......     2,559,375
 135,000  Gap, Inc. (The)...............     4,784,063
 *206,300 Hot Topic, Inc................     4,693,325
 *750,000 PETsMART, Inc.................     5,437,500
 *85,800  Saks Holdings, Inc............     1,774,988
 *250,000 Track'n Trail, Inc............     2,218,750
                                          ------------
                                            21,468,001
                                          ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD CAPITAL APPRECIATION FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS -- (CONTINUED)
 DECEMBER 31, 1997

 SHARES                                      MARKET
 -------                                     VALUE
                                          ------------
 COMMON STOCKS -- (CONTINUED)
          SOFTWARE & SERVICES -- 8.8%
 *237,100 Award Software International,
            Inc.........................  $  1,778,250
 *56,000  Ceridian Corporation..........     2,565,500
 100,000  Computer Task Group, Inc......     3,556,250
 *32,300  DST Systems, Inc..............     1,378,806
 *495,000 Learning Company, Inc.
            (The).......................     7,950,937
 *100,000 Paymentech, Inc...............     1,475,000
 *190,000 Peerless Systems Corp.........     2,446,250
 *180,000 Pegasystems, Inc..............     3,633,750
 *550,000 Rational Software
            Corporation.................     6,256,250
 *175,000 Simulation Sciences, Inc......     2,800,000
 *50,000  Smallworldwide PLC ADR........     1,093,750
 *387,000 System Software Associates,
            Inc.........................     3,386,250
                                          ------------
                                            38,320,993
                                          ------------
          TRANSPORTATION -- 2.8%
 *210,000 C.H. Robinson Worldwide,
            Inc.........................     4,698,750
 *270,000 Jevic Transportation, Inc.....     4,353,750
 155,000  Werner Enterprises, Inc.......     3,177,500
                                          ------------
                                            12,230,000
                                          ------------
          UTILITIES -- 3.5%
 *135,500 Calpine Corp..................     2,015,563
 220,000  MCI Communications
            Corporation.................     9,418,750
 *130,600 WorldCom, Inc.................     3,950,650
                                          ------------
                                            15,384,963
                                          ------------
          WASTE MANAGEMENT -- 2.4%
 *135,000 Republic Industries, Inc......     3,147,187
 270,000  Waste Management, Inc.........     7,425,000
                                          ------------
                                            10,572,187
                                          ------------
          Total common stocks...........  $412,120,460
                                          ------------
                                          ------------
 CONVERTIBLE PREFERRED STOCK -- 0.4%
          CONSUMER SERVICES -- 0.4%
 *193,536 SGW Holdings Corporation***...  $  1,700,000
                                          ------------
                                          ------------
 PRINCIPAL
 AMOUNT
 -------
 SHORT-TERM SECURITIES -- 5.4%
          REPURCHASE AGREEMENT -- 5.3%
 $23,227,000 Interest in $1,102,287,000
            joint repurchase agreement
            with State Street Bank dated
            12/31/97 at 6.6119%, to be
            repurchased at $23,235,532
            on 01/02/98; (Collateralized
            by $629,353,000 U.S.
            Treasury Notes 5.625% -
            7.50% due 03/31/98 -
            02/15/05, $204,399,000 U.S.
            Treasury Bills 0.00% due
            05/21/98 - 06/04/98,
            $159,248,000 U.S. Treasury
            Bonds 8.50% - 11.25% due
            08/15/01 - 02/15/20 and
            $109,287,000 U.S. Treasury
            Strips (principal) 0.00% due
            02/15/09)...................  $ 23,227,000
                                          ------------
 PRINCIPAL                                   MARKET
 AMOUNT                                      VALUE
 -------                                  ------------

          U.S. TREASURY BILLS -- 0.1%
 $400,000 5.13% due 02/19/98............  $    397,207
 175,000  5.13% due 03/12/98............       173,259
                                          ------------
                                               570,466
                                          ------------
          Total short-term securities...  $ 23,797,466
                                          ------------
                                          ------------

DIVERSIFICATION OF NET ASSETS:
Total common stocks (cost $408,549,487)......   94.2 %  $ 412,120,460
Total convertible preferred stock (cost
  $2,000,001)................................    0.4        1,700,000
Total short-term securities (cost
  $23,797,467)...............................    5.4       23,797,466
                                               ------   -------------
Total investment in securities
  (total cost $434,346,955)..................  100.0      437,617,926
Cash, receivables and other assets...........    2.3       10,243,296
Payable for securities purchased.............   (2.1)      (9,110,946)
Payable for Fund shares redeemed.............   (0.2)        (828,063)
Other liabilities............................    0.0         (236,297)
                                               ------   -------------
Net assets...................................  100.0 %  $ 437,685,916
                                               ------   -------------
                                               ------   -------------

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; 300,000,000
  shares authorized; 22,062,844 shares outstanding...   $      22,063
Paid-in surplus......................................     430,260,619
Undistributed net investment income..................          64,234
Accumulated undistributed net realized gain on
  investments........................................       4,132,264
Unrealized appreciation of investments...............       3,270,971
Unrealized depreciation of forward foreign currency
  contracts (see Note 2).............................         (35,449)
Unrealized depreciation on translation of other
  assets and liabilities in foreign currencies.......         (28,786)
                                                        -------------
Net assets...........................................   $ 437,685,916
                                                        -------------
                                                        -------------

Class A
  Net asset value per share ($233,600,759
   DIVIDED BY 11,736,073 shares outstanding)
  (175,000,000 shares authorized)............  $      19.90
                                                     ------
                                                     ------
  Maximum offering price ($19.90  DIVIDED BY
  94.5%).....................................  $      21.06
                                                     ------
                                                     ------
Class B
  Net asset value per share ($174,392,269
   DIVIDED BY 8,845,951 shares outstanding)
  (75,000,000 shares authorized).............  $      19.71
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($29,692,888
   DIVIDED BY 1,480,820 shares outstanding)
  (50,000,000 shares authorized).............  $      20.05
                                                     ------
                                                     ------

  * Non-income producing during period.
 ** Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of December 31, 1997, the market value of these securities amounted to $1,162,500, or .3% of net assets.
*** Restricted security (see Note 2).

      FORWARD FOREIGN CURRENCY CONTRACTS OUTSTANDING AT DECEMBER 31, 1997

                                   TOTAL      AGGREGATE   DELIVERY    UNREALIZED
DESCRIPTION                     MARKET VALUE  FACE VALUE    DATE     DEPRECIATION
------------------------------  ------------  ----------  ---------  -------------
Brazilian Real (Sell)            $27,035,449  $27,000,000  03/20/98    $ (35,449)
                                                                     -------------
                                                                       $ (35,449)
                                                                     -------------
                                                                     -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD SMALL COMPANY FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

                                                     MARKET
   SHARES                                            VALUE
 ----------                                       ------------
 COMMON STOCKS -- 92.2%
             AEROSPACE & DEFENSE -- 1.5%
      9,200  Precision Castparts Corporation....  $    554,875
                                                  ------------
             BUSINESS SERVICES -- 6.2%
    *17,600  Chicago Miniature Lamp, Inc........       594,000
    *66,700  Howmet International, Inc..........       996,331
    *39,100  US Office Products Company.........       767,338
                                                  ------------
                                                     2,357,669
                                                  ------------
             COMMUNICATIONS EQUIPMENT -- 9.8%
    *34,800  Corsair Communications, Inc........       565,500
     39,200  ECI Telecommunications.............       999,600
    *71,100  EIS International, Inc.............       391,050
    *36,700  Excel Switching Corp...............       656,013
     *5,670  Gilat Satellite Network............       162,303
     *2,100  MMC Networks, Inc..................        35,700
     *5,000  Natural MicroSystems Corp..........       232,500
    *16,700  RCN Corporation....................       571,975
    *15,990  Transwitch Corporation.............       119,925
                                                  ------------
                                                     3,734,566
                                                  ------------
             COMPUTERS & OFFICE EQUIPMENT --
             1.9%
    *14,500  Electronics for Imaging, Inc.......       241,063
      9,100  Symbol Technologies, Inc...........       343,525
     *8,000  Western Digital Corp...............       128,500
                                                  ------------
                                                       713,088
                                                  ------------
             CONSUMER SERVICES -- 0.8%
    *10,400  Cheesecake Factory, Inc. (The).....       317,200
                                                  ------------
             ELECTRONICS -- 7.5%
    *35,000  Cypress Semiconductor
               Corporation......................       297,500
    *11,200  International Manufacturing
               Services, Inc. Class A...........        81,200
     *7,000  LAM Research Corporation...........       204,750
     *9,200  Lattice Semiconductor
               Corporation......................       435,850
      7,000  Philips Electronics NV NY Shares...       423,500
    *15,000  PMC-Sierra, Inc....................       465,000
     *4,000  QLogic Corp........................       118,000
     *6,000  SCI Systems, Inc...................       261,375
    *26,000  Unitrode Corp......................       559,000
                                                  ------------
                                                     2,846,175
                                                  ------------
             ENERGY & SERVICES -- 4.0%
     11,900  Coflexip ADR.......................       660,450
    *19,000  Noble Drilling Corporation.........       581,875
     10,000  Pogo Producing Co..................       295,000
                                                  ------------
                                                     1,537,325
                                                  ------------
             FINANCIAL SERVICES -- 18.9%
     20,000  Ambac Financial Group, Inc.........       920,000
     11,400  Finova Group, Inc. (The)...........       566,438
    *46,500  FIRSTPLUS Financial Group, Inc.....     1,784,438
     *9,300  ITLA Capital Corporation...........       179,025
    *35,200  Imperial Credit Industries, Inc....       721,600
     *4,590  Investment Technology Group,
               Inc..............................       128,520
     13,000  Jefferies Group, Inc...............       532,188
     15,866  Legg Mason Inc.....................       887,504
    *38,300  Long Beach Financial Corporation...       445,237
     *9,200  Long Island Bancorp, Inc...........       456,550
      7,455  Reinsurance Group of America,
               Inc..............................       317,303
     17,315  Resource Bancshares Mortgage Group,
               Inc..............................       282,442
                                                  ------------
                                                     7,221,245
                                                  ------------

   SHARES                                            MARKET
 ----------                                          VALUE
                                                  ------------
             FOOD, BEVERAGE & TOBACCO -- 1.8%
    *20,400  General Cigar Holdings, Inc. Class
               A................................  $    434,775
     *4,000  Il Fornaio America Corp............        59,500
     *3,670  Robert Mondavi Corporation (The)
               Class A..........................       178,913
                                                  ------------
                                                       673,188
                                                  ------------
             HEALTH CARE -- 11.2%
     20,500  Allergan, Inc......................       688,031
    *18,000  Covance, Inc.......................       357,750
    *31,500  Endosonics Corporation.............       338,625
    *10,800  Heska Corporation..................       133,650
      8,500  ICN Pharmaceuticals, Inc...........       414,906
    *18,490  IDX Systems Corporation............       684,130
     13,200  Pharmacia & Upjohn, Inc............       483,450
    *26,500  Phycor, Inc........................       715,500
    *49,500  Roberts Pharmaceutical
               Corporation......................       473,344
                                                  ------------
                                                     4,289,386
                                                  ------------
             INDUSTRIAL MATERIALS -- 2.8%
    *42,000  American Pad & Paper Company of
               Delaware, Inc....................       404,250
    *20,000  Oregon Metallurgical Corporation...       667,500
                                                  ------------
                                                     1,071,750
                                                  ------------
             MANUFACTURING -- 1.4%
    *49,000  Miller Industries, Inc.............       526,750
                                                  ------------
             MEDIA & SERVICES -- 1.3%
    *12,200  ADC Telecommunications, Inc........       509,350
                                                  ------------
             RETAIL -- 5.0%
     *5,500  CompUSA, Inc.......................       170,500
    *19,000  Eagle Hardware & Garden, Inc.......       368,125
    *21,600  Finish Line, Inc. (The) Class A....       283,500
    *14,100  Gadzooks, Inc......................       296,100
     *8,600  International Home Foods, Inc......       240,800
    *76,100  PETsMART, Inc......................       551,725
                                                  ------------
                                                     1,910,750
                                                  ------------
             SOFTWARE & SERVICES -- 14.6%
    *23,000  Award Software International,
               Inc..............................       172,500
     *5,800  Ceridian Corporation...............       265,712
    *22,000  Cognos Corporation.................       506,000
    *14,500  Electronic Arts Inc................       548,281
    *13,000  Geotel Communications Corp.........       203,125
    *47,000  Learning Company, Inc. (The).......       754,938
    *19,000  Peerless Systems Corp..............       244,625
    *10,000  Safeguard Scientifics, Inc.........       313,750
    *25,100  Security Dynamics Technologies,
               Inc..............................       897,325
    *39,600  Simulation Sciences, Inc...........       633,600
    *10,900  Splash Technology Holdings, Inc....       245,250
    *48,500  System Software Associates, Inc....       424,375
    *24,500  Xylan Corporation..................       370,563
                                                  ------------
                                                     5,580,044
                                                  ------------
             TRANSPORTATION -- 2.6%
     *8,000  Jevic Transportation, Inc..........       129,000
    *20,100  M.S. Carriers, Inc.................       499,988
       *900  Robinson (C.H.) Worldwide, Inc.....        20,138
      4,000  Teekay Shipping Corporation........       134,250
     10,100  Werner Enterprises, Inc............       207,050
                                                  ------------
                                                       990,426
                                                  ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD SMALL COMPANY FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS -- (CONTINUED)
 DECEMBER 31, 1997

   SHARES                                            MARKET
 ----------                                          VALUE
                                                  ------------
 COMMON STOCKS -- (CONTINUED)
             UTILITIES -- 0.9%
    *16,000  Calpine Corporation................  $    238,000
     *6,000  Tel-Save Holdings, Inc.............       119,250
                                                  ------------
                                                       357,250
                                                  ------------
             Total common stocks................  $ 35,191,037
                                                  ------------
                                                  ------------
 CONVERTIBLE PREFERRED STOCK -- 0.2%
             CONSUMER SERVICES -- 0.2%
     *8,612  SGW Holdings Corporation**.........  $     75,646
                                                  ------------
                                                  ------------
 PRINCIPAL
   AMOUNT
 ----------
 SHORT-TERM SECURITIES -- 6.0%
             U.S. TREASURY BILLS -- 0.1%
 $   20,000  4.97% due 01/08/98.................  $     19,981
     30,000  5.84% due 05/28/98.................        29,324
                                                  ------------
                                                        49,305
                                                  ------------
             REPURCHASE AGREEMENT -- 5.9%
  2,239,000  Interest in $1,102,287,000 joint
               repurchase agreement with State
               Street Bank dated 12/31/97 at
               6.6119%, to be repurchased at
               $2,239,822 on 01/02/98;
               (Collateralized by $629,353,000
               U.S. Treasury Notes 5.625% -
               7.50% due 03/31/98 - 02/15/05,
               $204,399,000 U.S. Treasury Bills
               0.00% due 05/21/98 - 06/04/98,
               $159,248,000 U.S. Treasury Bonds
               8.50% - 11.25% due 08/15/01 -
               02/15/20 and $109,287,000 U.S.
               Treasury Strips (principal) 0.00%
               due 02/15/09)....................     2,239,000
                                                  ------------
             Total short-term securities........  $  2,288,305
                                                  ------------
                                                  ------------

                                                          MARKET
                                                           VALUE
                                                        -----------

DIVERSIFICATION OF NET ASSETS:
Total common stocks (cost $35,277,878).......   92.2 %  $35,191,037
Total convertible preferred stock (cost
  $88,997)...................................    0.2         75,646
Total short-term securities (cost
  $2,288,305)................................    6.0      2,288,305
                                               ------   -----------
Total investment in securities
  (total cost $37,655,180)...................   98.4     37,554,988
Cash, receivables and other assets...........    4.1      1,563,372
Payable for securities purchased.............   (1.6)      (615,950)
Payable for Fund shares redeemed.............   (0.8)      (312,636)
Other liabilities............................   (0.1)       (42,543)
                                               ------   -----------
Net assets...................................  100.0%   $38,147,231
                                               ------   -----------
                                               ------   -----------

SUMMARY OF SHAREHOLDERS' EQUITY:
Capital stock, par value $.001 per share; 300,000,000
  shares authorized; 3,140,637 shares outstanding....   $     3,141
Paid-in surplus......................................    37,844,770
Accumulated undistributed net realized gain on
  investments........................................       399,512
Unrealized depreciation of investments...............      (100,192)
                                                        -----------
Net assets...........................................   $38,147,231
                                                        -----------
                                                        -----------
Class A
  Net asset value per share ($19,390,641
   DIVIDED BY 1,595,140 shares outstanding)
  (175,000,000 shares authorized)............  $      12.16
                                                     ------
                                                     ------
  Maximum offering price ($12.16  DIVIDED BY
  94.5%).....................................  $      12.87
                                                     ------
                                                     ------
Class B
  Net asset value per share ($9,694,186
   DIVIDED BY 805,383 shares outstanding)
  (75,000,000 shares authorized).............  $      12.04
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($9,062,404
   DIVIDED BY 740,114 shares outstanding)
  (50,000,000 shares authorized).............  $      12.24
                                                     ------
                                                     ------

 * Non-income producing during period.
** Restricted security (see Note 2).

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS
 DECEMBER 31, 1997

                                              MARKET
  SHARES                                      VALUE
 --------                                  ------------
 COMMON STOCKS -- 84.0%
           ARGENTINA -- 0.8%
   15,000  Banco Galicia y Buenos Aires
             SA de CV....................  $     96,018
    3,800  Telefonica de Argentina SA
             ADR.........................       141,550
                                           ------------
                                                237,568
                                           ------------
           AUSTRALIA -- 2.4%
    7,500  Amcor Ltd.....................        32,985
   29,000  Australia & New Zealand
             Banking Group Ltd...........       191,600
   23,666  Boral Ltd.....................        59,829
   12,283  Broken Hill Proprietary Co.
             Ltd.........................       114,045
   28,000  CSR Ltd.......................        94,868
   52,501  Goodman Fielder Ltd...........        83,467
   *5,099  ICI Australia Ltd.***.........        35,715
   19,000  News Corporation Ltd..........       104,857
                                           ------------
                                                717,366
                                           ------------
           AUSTRIA -- 0.3%
      610  OMV AG........................        84,382
                                           ------------
           BRAZIL -- 2.0%
    3,900  Aracruz Celulose SA...........        56,063
      400  Cemig SA......................        17,380
 1,341,900 Cia Energetica de Brazilia....        58,304
  *30,700  Cia Riograndese Mineracao.....        37,824
      700  Electrobras On ADR............        17,406
  548,000  Petroleo Brasileiro...........       128,159
      380  Telebras SA ADR...............        44,246
  219,000  Tele de Sao Paulo SA..........        58,279
 1,641,000 Telecomunicacoes Brasileiras
             SA..........................       166,891
                                           ------------
                                                584,552
                                           ------------
           CANADA -- 2.4%
    4,300  Alcan Aluminum Ltd............       118,391
    6,600  Canadian Imperial Bank of
             Commerce....................       205,700
    1,900  Canadian National Railway
             Co..........................        89,775
    8,600  Canadian Pacific Ltd..........       234,350
    2,500  Canwest Global Communications
             Corp.
             Class A (non-voting)........        45,000
                                           ------------
                                                693,216
                                           ------------
           CHILE -- 0.2%
    2,500  Embotelladora Andina ADR Class
             B...........................        48,594
                                           ------------
           CHINA -- 0.1%
   *1,800  China Southern Airlines ADR...        23,738
                                           ------------
           DENMARK -- 1.7%
    6,800  Unidanmark AS A Shares
             (Reg.)......................       499,532
                                           ------------
           FINLAND -- 2.2%
   12,400  Kesko.........................       196,287
   21,000  Metsa-Serla OYJ Class B
             Shares......................       163,897
    1,600  Nokia OYJ Class A Shares......       113,709
    2,146  Nokia Corp. SA ADR............       150,220
    1,900  Rauma OYJ.....................        29,658
                                           ------------
                                                653,771
                                           ------------
           FRANCE -- 8.5%
    4,690  Assurance Generale de
             France......................       248,616
    5,365  Banque Nationale de
             Paris***....................       285,290
    1,450  Compagnie de Saint Gobain.....       206,080
    1,400  Credit Commerciale de
             France......................        95,996
    5,161  Havas SA......................       371,470

  SHARES                                      MARKET
 --------                                     VALUE
                                           ------------
           FRANCE -- (CONTINUED)
    1,460  Peugeot Citroen SA............  $    184,203
    9,051  Rhone-Poulenc SA Class A......       405,619
    1,412  Societe Generale Class A......       192,465
    2,750  Societe Nationale Elf
             Acquitaine..................       319,987
    1,620  Total SA Class B Shares.......       176,384
                                           ------------
                                              2,486,110
                                           ------------
           GERMANY -- 6.0%
   14,300  Bayer AG......................       530,869
    3,850  Degussa AG....................       190,568
    4,050  Deutsche Lufthansa AG
             (Reg.)......................        76,133
      790  Karstadt AG...................       273,286
      830  M.A.N. AG.....................       239,808
      720  Mannesmann AG.................       361,593
   *4,350  Metallgesellschaft AG.........        79,595
                                           ------------
                                              1,751,852
                                           ------------
           HONG KONG -- 1.1%
   29,000  Hutchison Whampoa Ltd.........       181,899
   21,000  Hysan Development Co. Ltd.....        41,874
   22,000  New World Development Co.
             Ltd.........................        76,094
    2,000  Sun Hung Kai Properties
             Ltd.........................        13,939
  138,000  Tingyi (Cayman Islands)
             Holding Corp................        17,989
                                           ------------
                                                331,795
                                           ------------
           INDIA -- 0.4%
    1,600  Ranbaxy Laboratories Ltd.
             ADR***......................        43,200
      500  Ranbaxy Laboratories Ltd.
             GDR.........................        12,813
    3,000  State Bank of India GDR***....        52,125
                                           ------------
                                                108,138
                                           ------------
           INDONESIA -- 0.1%
  135,000  PT Kalbe Farma (Foreign
             Reg.).......................        23,954
                                           ------------
           ITALY -- 2.7%
    9,250  Arnoldo Mondadori Editore
             S.p.A.......................        72,724
   12,300  Instituto Banco San Paolo
             Tori........................       117,574
    5,500  Instituto Banco San Paolo
             Tori***.....................        52,573
   84,489  Telecom Italia S.p.A..........       540,004
                                           ------------
                                                782,875
                                           ------------
           JAPAN -- 15.7%
   23,000  Aisin Seiki Co. Ltd...........       238,807
   15,000  Bank of Toyko-Mitsubishi
             Ltd.........................       207,659
   15,000  Daiwa Securities Co. Ltd......        51,915
   17,000  Eisai Co. Ltd.................       260,188
   20,000  Exedy Corporation.............       152,129
    5,000  Fuji Machine Manufacturing
             Co..........................       121,134
   15,000  Fujisawa Pharmaceutical Co.
             Ltd.........................       131,517
    7,000  Fukuda Denshi.................        71,604
   14,000  Hitachi Ltd...................       100,138
   58,000  JGC Corp......................       122,672
    5,300  Mabuchi Motor Co. Ltd.........       270,256
   11,000  Maruichi Steel Tube Ltd.......       134,517
    2,700  Matsumotokiyoshi..............       103,829
   17,000  Matsushita Electric Industrial
             Co..........................       249,729
 *100,000  Mazda Motor Corporation.......       238,423
    1,000  Meiwa Estate Co. Ltd..........         7,529
    5,000  Murata Manufacturing Co.
             Ltd.........................       126,133
   20,000  NGK Spark Plug Co. Ltd........       113,828
    7,500  Namco Ltd.....................       218,618
    4,000  Nomura Securities Co. Ltd.....        53,530

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND
--------------------------------------------------------------------------------
 STATEMENT OF NET ASSETS -- (CONTINUED)
 DECEMBER 31, 1997

  SHARES                                      MARKET
 --------                                     VALUE
                                           ------------
 COMMON STOCKS -- (CONTINUED)
           JAPAN -- (CONTINUED)
   40,000  Okumura Corp..................  $     95,369
    1,400  Otsuka Kago Ltd...............        50,607
    1,000  Rohm Company Ltd..............       102,291
   47,000  Sakura Bank Ltd...............       134,832
   10,000  Sanwa Bank Ltd................       101,521
      100  Sawako Corporation............           661
    5,800  Shimachu Co. Ltd..............        91,447
    2,000  Sony Corporation..............       178,433
    8,400  Sony Music Entertainment
             (Japan) Inc.................       310,104
    5,700  Square Co. Ltd................       158,697
   46,000  Sumitomo Rubber Industries
             Ltd.........................       194,938
   20,000  Toyo Ink Manfacturing Co.
             Ltd.........................        35,379
   28,000  Yamato Kogyo Co. Ltd..........       169,050
                                           ------------
                                              4,597,484
                                           ------------
           MALAYSIA -- 0.0%
   10,000  Renong Berhad.................         4,624
    9,000  Sime Darby Berhad.............         8,648
                                           ------------
                                                 13,272
                                           ------------
           MEXICO -- 1.3%
    6,100  Grupo Televisa SA Series
             CPO.........................       118,672
   44,000  Kimberly-Clark de Mexico SA de
             CV Class A..................       208,407
    1,600  Panamerican Beverages Inc.
             Class A.....................        52,200
                                           ------------
                                                379,279
                                           ------------
           NETHERLANDS -- 3.1%
      720  AKZO Nobel NV.................       124,166
    9,766  ING Groep NV..................       411,408
    4,767  Polygram NV...................       228,094
    2,400  Unilever NV-CVA...............       147,985
                                           ------------
                                                911,653
                                           ------------
           NEW ZEALAND -- 0.6%
    7,964  Air New Zealand Ltd. Class
             B...........................        15,954
   34,765  Brierley Investment Ltd.......        24,829
   25,000  Carter Holt Harvey Ltd........        38,614
    2,200  Telecom Corp. New Zealand
             ADR.........................        85,250
                                           ------------
                                                164,647
                                           ------------
           NORWAY -- 1.1%
   19,350  Saga Petroleum AS A Shares....       333,341
                                           ------------
           PHILIPPINES -- 0.5%
   27,000  Manila Electric Co. Class B...        90,679
   10,000  Metropolitan Bank & Trust.....        68,298
                                           ------------
                                                158,977
                                           ------------
           SINGAPORE -- 1.1%
   18,500  Keppel Corp. Ltd..............        53,141
   37,000  Keppel Fels Ltd...............       103,208
   26,000  Keppel Land Ltd...............        35,800
   34,000  Overseas Union Bank Ltd.
             (Foreign Reg.)..............       130,153
                                           ------------
                                                322,302
                                           ------------
           SPAIN -- 2.4%
    3,885  Banco Popular Espanol.........       271,464
    2,800  Banco de Santander SA.........        93,508
  SHARES                                      MARKET
 --------                                     VALUE
                                           ------------
           SPAIN -- (CONTINUED)
   13,000  Endesa SA ADR.................  $    230,718
    1,300  Telefonica de Espana SA.......       118,381
                                           ------------
                                                714,071
                                           ------------
           SWEDEN -- 3.9%
  *95,900  Nordbanken Holding AB.........       542,691
   13,060  Pharmacia & Upjohn, Inc.
             SDR.........................       480,633
    4,800  Sparbanken Sverige AB A
             Shares......................       109,196
                                           ------------
                                              1,132,520
                                           ------------
           SWITZERLAND -- 4.8%
   *1,040  CIBA Speciality Chemicals
             AG..........................       124,068
      500  Holderbank Finanical Glarus
             B...........................       408,625
      229  Nestle SA (Reg.)..............       343,684
       54  Roche Holdings AG Genuss......       537,019
                                           ------------
                                              1,413,396
                                           ------------
           THAILAND -- 0.1%
   20,662  Land & House Co., Ltd.
             (Foreign Reg.)..............         4,120
      930  Siam City Cement Co. (Foreign
             Reg.).......................           966
      400  Siam Commercial Bank (Foreign
             Reg.).......................           457
   11,700  Thai Farmers Bank (Foreign
             Reg.).......................        21,262
                                           ------------
                                                 26,805
                                           ------------
           UNITED KINGDOM -- 18.5%
    3,626  Allied Irish Bank PLC.........        35,052
   25,750  Associated British Foods
             PLC.........................       306,469
   58,000  BTR PLC.......................       177,983
    9,000  Bank of Scotland..............        81,595
   20,100  Bass PLC......................       309,559
  *15,000  Billiton PLC..................        38,317
  *24,800  Billiton PLC***...............        63,352
   19,299  BOC Group PLC.................       319,610
   24,100  British Petroleum Co. PLC.....       317,432
   19,200  Burmah Castrol PLC............       333,925
   36,600  Carlton Communications PLC....       281,837
   78,565  Cookson Group PLC.............       252,724
   32,000  Diageo PLC....................       294,066
   13,300  HSBC Holdings PLC.............       343,795
   16,000  Johnson Matthey PLC...........       142,558
   19,111  PowerGen PLC..................       249,990
   47,730  Rank Group PLC................       273,891
   18,722  Reckitt & Colman PLC..........       294,344
   21,538  Royal & Sun Alliance Insurance
             Group.......................       216,176
   20,100  Royal Bank of Scotland Group
             PLC.........................       257,305
  114,539  Smurfit (Jefferson) Group
             PLC.........................       318,502
   14,600  Zeneca Group PLC..............       514,090
                                           ------------
                                              5,422,572
                                           ------------
           Total common stocks...........  $ 24,617,762
                                           ------------
                                           ------------
 NON-CONVERTIBLE PREFERRED STOCKS -- 1.0%
           GERMANY -- 1.0%
    1,520  Hornbach Holding AG
             (non-voting)................  $    104,825
   *4,020  Prosieben Media AG............       184,451
                                           ------------
           Total non-convertible
             preferred stocks............  $    289,276
                                           ------------
                                           ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 NOMINAL                                      MARKET
  AMOUNT                                      VALUE
 --------                                  ------------
 PURCHASED OPTIONS -- 0.0%
  150,000  Brazilian Real Foreign
             Currency (Put),
             strike price $1.17, expire
             January 16, 1998............  $        300
                                           ------------
                                           ------------
 PRINCIPAL
  AMOUNT
 --------
 SHORT-TERM SECURITIES -- 17.7%
           U.S. TREASURY BILLS -- 1.1%
 $ 75,000    5.29% due 03/05/98..........  $     74,324
  100,000    5.14% due 02/26/98..........        99,200
   60,000    4.94% due 01/02/98..........        59,992
  100,000    5.15% due 02/12/98..........        99,400
                                           ------------
                                                332,916
                                           ------------
           REPURCHASE AGREEMENT -- 16.6%
 4,862,000 Interest in $1,102,287,000
             joint repurchase agreement
             with State Street Bank dated
             12/31/97 at 6.6119%, to be
             repurchased at $4,863,786 on
             01/02/98; (Collateralized by
             $629,353,000 U.S. Treasury
             Notes 5.625% - 7.50% due
             03/31/98 - 02/15/05,
             $204,399,000 U.S. Treasury
             Bills 0.00% due 05/21/98 -
             06/04/98, $159,248,000 U.S.
             Treasury Bonds 8.50% -
             11.25% due 08/15/01 -
             02/15/20 and $109,287,000
             U.S. Treasury Strips
             (principal) 0.00% due
             02/15/09)...................     4,862,000
                                           ------------
           Total short-term securities...  $  5,194,916
                                           ------------
                                           ------------

DIVERSIFICATION OF NET ASSETS:
Total common stocks (cost $25,368,958).......   84.0 %  $ 24,617,762
Total non-convertible preferred stocks
  (cost $305,827)............................    1.0         289,276
Total purchased options (cost $885)              0.0             300
Total short-term securities (cost
  $5,194,916)................................   17.7       5,194,916
                                               ------   ------------
Total investment in securities
  (total cost $30,870,586)...................  102.7      30,102,254
Cash, receivables and other assets...........    2.0         603,864
Payable for securities purchased.............   (4.5)     (1,322,888)
Payable for Fund shares redeemed.............   (0.0)         (5,256)
Other liabilities............................   (0.2)        (66,901)
                                               ------   ------------
Net assets...................................  100.0 %  $ 29,311,073
                                               ------   ------------
                                               ------   ------------
                                                           MARKET
                                                           VALUE
                                                        ------------
SUMMARY OF SHAREHOLDERS' EQUITY:

Capital stock, par value $.001 per share; 300,000,000
  shares authorized; 2,774,446 shares outstanding....   $      2,774
Paid-in surplus......................................     30,801,492
Distribution in excess of net investment income......       (107,688)
Distribution in excess of net realized gain on
  investments........................................       (631,644)
Unrealized depreciation of investments...............       (767,747)
Unrealized appreciation of futures contracts**.......         42,532
Unrealized depreciation of forward foreign currency
  contracts (see Note 2).............................        (24,762)
Unrealized depreciation of purchased options.........           (585)
Unrealized depreciation on translation of other
  assets and liabilities in foreign currencies.......         (3,299)
                                                        ------------
Net assets...........................................   $ 29,311,073
                                                        ------------
                                                        ------------
Class A
  Net asset value per share ($15,701,031
   DIVIDED BY 1,484,383 shares outstanding)
  (175,000,000 shares authorized)............        $10.58
                                                     ------
                                                     ------
  Maximum offering price ($10.58  DIVIDED BY
  94.5%).....................................        $11.20
                                                     ------
                                                     ------
Class B
  Net asset value per share ($7,188,021
   DIVIDED BY 685,217 shares outstanding)
  (75,000,000 shares authorized).............        $10.49
                                                     ------
                                                     ------
Class Y
  Net asset value per share ($6,422,021
   DIVIDED BY 604,846 shares outstanding)
  (50,000,000 shares authorized).............        $10.62
                                                     ------
                                                     ------

  * Non-income producing during period.
 ** The Fund had 2 March TSE 35 Index futures contracts, 4 March ALL ORDS Index futures contracts, 5 January IBEX Index futures contracts, 4 January OMX Stock Index futures contracts, 2 March MIB 30 Index futures contracts, 1 March DTB DAX Index futures contract, 2 March LIF FTSE 100 Index futures contracts, 3 March MATIF CAC 40 Index futures contracts, and 2 January HKFE-HSI Index futures contracts open as of December 31, 1997. These contracts had a value of $40,500 as of December 31, 1997.
*** Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of December 31, 1997, the market value of these securities amounted to $532,255, or 1.8% of net assets.

      FORWARD FOREIGN CURRENCY CONTRACTS OUTSTANDING AT DECEMBER 31, 1997

                                                                        UNREALIZED
                                    TOTAL       AGGREGATE   DELIVERY   APPRECIATION
DESCRIPTION                     MARKET VALUE   FACE VALUE     DATE     (DEPRECIATION)
------------------------------  -------------  -----------  ---------  -------------
Australian Dollar (Buy)           $ 165,177     $ 165,783    03/31/98    $    (606)
British Pounds (Buy)                859,611       864,691    03/20/98       (5,080)
British Pounds (Sell)               429,805       430,588    03/20/98          783
Canadian Dollar (Buy)               252,837       255,035    03/19/98       (2,198)
French Franc (Buy)                  296,533       298,249    03/31/98       (1,716)
German Deutschemark (Buy)           468,781       477,067    03/19/98       (8,286)
German Deutschemark (Sell)          241,343       244,387    03/19/98        3,044
Italian Lira (Buy)                  269,703       274,134    03/20/98       (4,431)
Spanish Peseta (Buy)                233,769       237,590    01/16/98       (3,821)
Swedish Krona (Buy)                 122,044       124,495    01/23/98       (2,451)
                                                                       -------------
                                                                         $ (24,762)
                                                                       -------------
                                                                       -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 The Hartford Mutual Funds, Inc.
--------------------------------------------------------------------------------

 STATEMENT OF OPERATIONS
 FOR THE YEAR ENDED DECEMBER 31, 1997

                                           THE HARTFORD
                           THE HARTFORD    BOND INCOME
                               MONEY         STRATEGY
                            MARKET FUND        FUND
                           -------------   ------------
INVESTMENT INCOME:
  Dividends..............  $    --         $   --
  Interest...............     1,227,574      1,617,763
  Less: foreign tax
   withheld..............       --             --
                           -------------   ------------
    Total investment
     income..............     1,227,574      1,617,763
                           -------------   ------------
EXPENSES:
  Investment advisory
   fees..................       108,150        153,486
  Transfer agent fees....        47,592         47,683
  Distribution fees
    Class A..............        56,637         61,999
    Class B..............        11,455         14,074
  Custodian fees.........         5,600          6,200
  Accounting fees........        12,501         13,505
  Registration and filing
   fees..................        15,547         17,792
  Board of directors
   fees..................         1,829          1,829
  Audit fees.............         7,316          7,318
  Legal fees.............         7,960          7,962
  Amortization of
   deferred
   organizational
   costs.................         7,535          7,535
  Other expenses.........         5,872          5,873
                           -------------   ------------
    Total expenses
     (before waivers and
     reimbursements).....       287,994        345,256
  Expense waivers and
   reimbursements........       (70,901)       (47,166)
                           -------------   ------------
  Total expenses, net....       217,093        298,090
                           -------------   ------------
  Net investment income
   (loss)................     1,010,481      1,319,673
                           -------------   ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on
   investments...........       --             533,521
  Net realized loss on
   forward foreign
   currency contracts....       --             --
  Net realized (loss)
   gain on futures
   contracts.............       --             --
  Net realized (loss)
   gain on foreign
   currency
   transactions..........       --             --
  Net unrealized
   appreciation
   (depreciation) of
   investments...........       --             857,991
  Net unrealized
   appreciation of
   futures contracts.....       --             --
  Net unrealized
   depreciation of foward
   foreign currency
   contracts.............       --             --
  Net unrealized
   depreciation of
   purchased options.....       --             --
  Net unrealized
   depreciation on
   translation of other
   assets and liabilities
   in foreign
   currencies............       --             --
                           -------------   ------------
  Net realized and
   unrealized gain (loss)
   on investments........       --           1,391,512
                           -------------   ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............  $  1,010,481    $ 2,711,185
                           -------------   ------------
                           -------------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

                                                                           THE HARTFORD    THE HARTFORD
                                          THE HARTFORD                       CAPITAL          SMALL          THE HARTFORD
                           THE HARTFORD   DIVIDEND AND    THE HARTFORD     APPRECIATION      COMPANY        INTERNATIONAL
                          ADVISERS FUND    GROWTH FUND     STOCK FUND          FUND        COMPANY FUND   OPPORTUNITIES FUND
                          --------------  -------------   -------------  ----------------  ------------  --------------------
INVESTMENT INCOME:
  Dividends..............  $   747,707     $  1,160,643    $    468,274    $   444,910     $    46,278       $    260,482
  Interest...............    1,941,715           70,488         130,993        527,518          99,300            167,046
  Less: foreign tax
   withheld..............       (6,791)          (2,621)         (3,940)        (6,626)           (265)           (34,713)
                          --------------  -------------   -------------  ----------------  ------------       -----------
    Total investment
     income..............    2,682,631        1,228,510         595,327        965,802         145,313            392,815
                          --------------  -------------   -------------  ----------------  ------------       -----------
EXPENSES:
  Investment advisory
   fees..................      675,902          326,978         316,618      1,183,411         146,564            133,737
  Transfer agent fees....      140,520           85,367          82,788        298,681          29,800             28,169
  Distribution fees
    Class A..............      127,828           77,517          77,250        255,204          30,404             29,226
    Class B..............      143,093          128,600         128,466        515,814          26,356             25,922
  Custodian fees.........       10,300           12,000          11,000         12,000          16,500             88,000
  Accounting fees........       48,842           23,225          21,082         78,932           9,166             11,347
  Registration and filing
   fees..................      100,697           68,391          62,180        288,320          23,878             20,618
  Board of directors
   fees..................        6,999            3,398           3,084         11,548           1,341              1,221
  Audit fees.............       27,998           13,591          12,337         46,191           5,364              4,885
  Legal fees.............       30,461           14,787          13,426         50,257           5,836              5,315
  Amortization of
   deferred
   organizational
   costs.................        7,535            7,535           7,535          7,535           7,535              7,535
  Other expenses.........       20,348           10,264           9,387         33,085           4,504              4,170
                          --------------  -------------   -------------  ----------------  ------------       -----------
    Total expenses
     (before waivers and
     reimbursements).....    1,340,523          771,653         745,153      2,780,978         307,248            360,145
  Expense waivers and
   reimbursements........     (128,081)         (93,290)        (85,728)      (325,718)        (58,906)           (97,686)
                          --------------  -------------   -------------  ----------------  ------------       -----------
  Total expenses, net....    1,212,442          678,363         659,425      2,455,260         248,342            262,459
                          --------------  -------------   -------------  ----------------  ------------       -----------
  Net investment income
   (loss)................    1,470,189          550,147         (64,098)    (1,489,458)       (103,029)           130,356
                          --------------  -------------   -------------  ----------------  ------------       -----------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on
   investments...........      258,915          916,848        (354,110)    19,463,919       2,029,539           (332,106)
  Net realized loss on
   forward foreign
   currency contracts....      --              --              --             --               --                 (81,598)
  Net realized (loss)
   gain on futures
   contracts.............      --              --              --             (101,919)         36,145            116,069
  Net realized (loss)
   gain on foreign
   currency
   transactions..........      --              --              --               (4,918)          1,130            (13,258)
  Net unrealized
   appreciation
   (depreciation) of
   investments...........   15,479,132        8,681,047       8,234,272      2,427,937        (252,464)          (988,744)
  Net unrealized
   appreciation of
   futures contracts.....      --              --              --             --               --                  36,459
  Net unrealized
   depreciation of foward
   foreign currency
   contracts.............      --              --              --              (35,449)        --                 (25,300)
  Net unrealized
   depreciation of
   purchased options.....      --              --              --             --               --                    (585)
  Net unrealized
   depreciation on
   translation of other
   assets and liabilities
   in foreign
   currencies............      --              --              --              (28,970)        --                  (3,235)
                          --------------  -------------   -------------  ----------------  ------------       -----------
  Net realized and
   unrealized gain (loss)
   on investments........   15,738,047        9,597,895       7,880,162     21,720,600       1,814,350         (1,292,298)
                          --------------  -------------   -------------  ----------------  ------------       -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............  $17,208,236     $ 10,148,042    $  7,816,064    $20,231,142     $ 1,711,321       $ (1,161,942)
                          --------------  -------------   -------------  ----------------  ------------       -----------
                          --------------  -------------   -------------  ----------------  ------------       -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 The Hartford Mutual Funds, Inc.
--------------------------------------------------------------------------------

 STATEMENT OF CHANGES IN NET ASSETS
 FOR THE YEAR ENDED DECEMBER 31, 1997

                                           THE HARTFORD
                           THE HARTFORD    BOND INCOME
                               MONEY         STRATEGY
                            MARKET FUND        FUND
                           -------------   ------------
OPERATIONS:
  Net investment income
   (loss)................  $   1,010,481   $  1,319,673
  Net realized gain
   (loss) on
   investments...........       --              533,521
  Net unrealized
   appreciation
   (depreciation) of
   investments...........       --              857,991
                           -------------   ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....      1,010,481      2,711,185
DISTRIBUTIONS TO
  SHAREHOLDERS:
  From net investment
   income
    Class A..............       (883,567)    (1,122,490)
    Class B..............        (45,518)       (71,146)
    Class Y..............        (81,396)       (89,767)
  From net realized gain
   on investments
    Class A..............       --             (412,671)
    Class B..............       --              (67,122)
    Class Y..............       --              (56,419)
CAPITAL SHARE
  TRANSACTIONS:
    Class A..............     11,824,783     16,849,692
    Class B..............      4,448,938      5,587,371
    Class Y..............      2,637,595      4,707,315
                           -------------   ------------
  Total increase in net
   assets................     18,911,316     28,035,948
NET ASSETS:
  Beginning of year......     10,753,901     11,054,134
                           -------------   ------------
  End of year............  $  29,665,217   $ 39,090,082
                           -------------   ------------
                           -------------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

                                                                         THE HARTFORD
                                         THE HARTFORD                       CAPITAL      THE HARTFORD     THE HARTFORD
                          THE HARTFORD   DIVIDEND AND    THE HARTFORD    APPRECIATION       SMALL        INTERNATIONAL
                          ADVISERS FUND   GROWTH FUND     STOCK FUND         FUND        COMPANY FUND  OPPORTUNITIES FUND
                          -------------  -------------   -------------  ---------------  ------------  ------------------
OPERATIONS:
  Net investment income
   (loss)................ $   1,470,189  $     550,147   $     (64,098)  $ (1,489,458)   $  (103,029)     $    130,356
  Net realized gain
   (loss) on
   investments...........       258,915        916,848        (354,110)    19,357,082      2,066,814          (310,893)
  Net unrealized
   appreciation
   (depreciation) of
   investments...........    15,479,132      8,681,047       8,234,272      2,363,518       (252,464)         (981,405)
                          -------------  -------------   -------------  ---------------  ------------  ------------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    17,208,236     10,148,042       7,816,064     20,231,142      1,711,321        (1,161,942)
DISTRIBUTIONS TO
  SHAREHOLDERS:
  From net investment
   income
    Class A..............      (691,617)      (320,941)       --             --              --                (75,930)
    Class B..............      (165,238)       (96,584)       --             --              --                (24,517)
    Class Y..............      (544,413)       (79,474)       --             --              --                (43,020)
  From net realized gain
   on investments
    Class A..............      (472,440)      (590,306)       (127,319)    (7,591,824)      (776,601)         (232,598)
    Class B..............      (191,894)      (301,354)        (69,023)    (5,559,834)      (409,953)         (104,930)
    Class Y..............      (207,612)      (119,013)        (10,592)      (945,726)      (378,670)          (96,796)
CAPITAL SHARE
  TRANSACTIONS:
    Class A..............    77,673,780     56,433,030      54,239,596    218,285,331     14,144,489        12,377,118
    Class B..............    35,889,333     30,624,501      31,831,398    175,024,238     10,086,337         7,530,956
    Class Y..............    33,363,110     12,297,437       5,315,662     28,218,005      8,783,283         6,622,568
                          -------------  -------------   -------------  ---------------  ------------  ------------------
  Total increase in net
   assets................   161,861,245    107,995,338      98,995,786    427,661,332     33,160,206        24,790,909
NET ASSETS:
  Beginning of year......    15,879,229      6,848,283       7,571,344     10,024,584      4,987,025         4,520,164
                          -------------  -------------   -------------  ---------------  ------------  ------------------
  End of year............ $ 177,740,474  $ 114,843,621   $ 106,567,130   $437,685,916    $38,147,231      $ 29,311,073
                          -------------  -------------   -------------  ---------------  ------------  ------------------
                          -------------  -------------   -------------  ---------------  ------------  ------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 The Hartford Mutual Funds, Inc.
--------------------------------------------------------------------------------

 STATEMENT OF CHANGES IN NET ASSETS
 FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO DECEMBER 31, 1996

                             THE HARTFORD       THE HARTFORD
                                 MONEY           BOND INCOME
                              MARKET FUND       STRATEGY FUND
                           -----------------   ---------------
OPERATIONS:
  Net investment income
   (loss)................     $   206,204        $   265,341
  Net realized gain on
   investments...........        --                  159,623
  Net unrealized
   appreciation of
   investments...........        --                  159,276
                           -----------------   ---------------
  Net increase in net
   assets resulting from
   operations............         206,204            584,240
DISTRIBUTIONS TO
  SHAREHOLDERS:
  From net investment
   income
    Class A..............        (206,198)          (255,221)
    Class B..............        --                   (1,518)
    Class Y..............              (6)              (129)
  From net realized gain
   on investments
    Class A..............        --                  (59,781)
    Class B..............        --                     (686)
    Class Y..............        --                      (29)
CAPITAL SHARE
  TRANSACTIONS:
    Class A..............      10,753,621         10,658,828
    Class B..............        --                  123,373
    Class Y..............             280              5,057
                           -----------------   ---------------
  Total increase in net
   assets................      10,753,901         11,054,134
NET ASSETS:
  Beginning of period....        --                 --
                           -----------------   ---------------
  End of period..........     $10,753,901        $11,054,134
                           -----------------   ---------------
                           -----------------   ---------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

                                                                       THE HARTFORD
                                         THE HARTFORD                     CAPITAL                             THE HARTFORD
                          THE HARTFORD   DIVIDEND AND   THE HARTFORD   APPRECIATION    THE HARTFORD SMALL    INTERNATIONAL
                          ADVISERS FUND  GROWTH FUND     STOCK FUND        FUND           COMPANY FUND     OPPORTUNITIES FUND
                          -------------  ------------   ------------  ---------------  ------------------  ------------------
OPERATIONS:
  Net investment income
   (loss)................  $   109,562    $   35,337     $   12,598     $   (18,413)       $  (10,563)         $    7,547
  Net realized gain on
   investments...........       34,690        34,697          8,296         734,669           323,041              50,234
  Net unrealized
   appreciation of
   investments...........    1,031,480       458,202        489,848         843,218           152,272             227,544
                          -------------  ------------   ------------  ---------------  ------------------  ------------------
  Net increase in net
   assets resulting from
   operations............    1,175,732       528,236        510,742       1,559,474           464,750             285,325
DISTRIBUTIONS TO
  SHAREHOLDERS:
  From net investment
   income
    Class A..............      (98,048)      (32,275)       (10,931)       --                --                   (25,685)
    Class B..............       (9,994)       (3,872)        (2,242)       --                --                      (963)
    Class Y..............         (270)         (226)          (117)       --                --                      (446)
  From net realized gain
   on investments
    Class A..............      --             (9,096)       --             (261,732)         (292,131)            (11,118)
    Class B..............      --             (1,043)       --              (25,075)          (14,827)               (408)
    Class Y..............      --                (55)       --               (3,191)           (4,569)               (165)
CAPITAL SHARE
  TRANSACTIONS:
    Class A..............   13,268,744     5,603,131      5,779,861       7,789,947         4,503,579           4,049,578
    Class B..............    1,509,188       727,849      1,249,897         858,773           255,112             160,933
    Class Y..............       33,877        35,634         44,134         106,388            75,111              63,113
                          -------------  ------------   ------------  ---------------  ------------------  ------------------
  Total increase in net
   assets................   15,879,229     6,848,283      7,571,344      10,024,584         4,987,025           4,520,164
NET ASSETS:
  Beginning of period....      --            --             --             --                --                  --
                          -------------  ------------   ------------  ---------------  ------------------  ------------------
  End of period..........  $15,879,229    $6,848,283     $7,571,344     $10,024,584        $4,987,025          $4,520,164
                          -------------  ------------   ------------  ---------------  ------------------  ------------------
                          -------------  ------------   ------------  ---------------  ------------------  ------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 The Hartford Mutual Funds, Inc.
--------------------------------------------------------------------------------

 NOTES TO FINANCIAL STATEMENTS
 DECEMBER 31, 1997

 1.  ORGANIZATION:

    The Hartford Mutual Funds, Inc. (the Company) is an open-end management investment company comprised of eight diversified portfolios (each a "Fund" or together the "Funds"). The Funds are The Hartford Money Market Fund, The Hartford Bond Income Strategy Fund, The Hartford Advisers Fund, The Hartford Dividend and Growth Fund, The Hartford Stock Fund, The Hartford Capital Appreciation Fund, The Hartford Small Company Fund, and The Hartford International Opportunities Fund. The Company is organized under the laws of the State of Maryland and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a diversified open-end management investment company.

    The Funds and their investment objectives are listed below:

The Hartford Money Market Fund                  --  Seeks maximum current income consistent with liquidity and
 (Money Market Fund)                                preservation of capital.

The Hartford Bond Income Strategy Fund          --  Seeks a high level of current income consistent with a
 (Bond Income Strategy Fund)                        competitive total return, as compared to bond funds with
                                                    similar investment objectives and policies, by investing
                                                    primarily in debt securities.

The Hartford Advisers Fund                      --  Seeks maximum long-term total rate of return by investing in
 (Advisers Fund)                                    common stocks and other equity securities, bonds and other debt securities and money market instruments.

The Hartford Dividend and Growth Fund           --  Seeks a high level of current income consistent with growth
 (Dividend and Growth Fund)                         of capital by investing primarily in equity securities.

The Hartford Stock Fund                         --  Seeks long-term growth of capital, with income as a secondary
 (Stock Fund)                                       consideration, by investing primarily in equity securities.

The Hartford Capital Appreciation Fund          --  Seeks growth of capital by investing primarily in equity
 (Capital Appreciation Fund)                        securities selected on the basis of potential for capital
                                                    appreciation.

The Hartford Small Company Fund                 --  Seeks growth of capital by investing primarily in equity
 (Small Company Fund)                               securities selected on the basis of potential for capital
                                                    appreciation.

The Hartford International                      --  Seeks growth of capital by investing primarily in equity
 Opportunities Fund (International                  securities issued by non-U.S. companies.
 Opportunities Fund)

    The Company consists of eight series of portfolios, each of which is divided into Class A, Class B, and Class Y shares. Class A shares are sold with a front-end load sales charge of up to 5.50%. Class B shares are sold with a contingent deferred sales charge which is assessed on the lesser of the net asset value of the shares at the time of redemption or the original purchase price, and declines from 5.00% to zero depending on the period of time the shares are held. Class Y shares are sold to eligible institutional investors without a sales charge. All classes of shares have identical voting, redemption, dividend, liquidation and other rights and the same terms and conditions, except that each class may have different expenses which may affect performance.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Funds, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Security gains and losses are determined on the basis of identified cost.

    b) SECURITY VALUATION--Debt securities (other than short-term obligations) are valued on the basis of valuations furnished by an unaffiliated pricing service which determines valuations for normal institutional size trading units of debt securities. Mortgage securities are valued at the bid price. Short-term securities held in the Money Market Fund are valued at amortized cost or original cost plus accrued interest receivable, both of which approximate market value. In the Bond Income Strategy, Advisers, Dividend and Growth, Stock, Capital Appreciation, Small Company and International Opportunities Funds, short-term investments purchased with a maturity of 60 days or less are valued at amortized cost, which approximates market value. Short-term investments purchased with a maturity of more than 60 days are valued based on market quotations until the remaining days to maturity become less than 61 days. From that time until maturity, the investments are valued at amortized cost.

       Equity securities are valued at the last sales price reported on the principal securities exchanges on which such securities are traded (domestic or foreign), or on the principal over-the-counter market on which such securities are traded, as of the close of business on the day the securities are being valued. If no sale occurred on a particular day, then such securities are valued at the mean between the bid and asked prices. Securities quoted in foreign currencies are translated into U.S. dollars at the prevailing exchange rates at the end of each business day. Options are valued at the last sales price; if no sale occurred on such day, then options are valued at the mean between the bid and asked prices. Securities for which market quotations are not readily available and all other assets are valued in good faith at their fair values as determined by, or under the direction of, the Funds' Board of Directors.

    c) FOREIGN CURRENCY TRANSLATION--The accounting records of the Funds are maintained in U.S. dollars. All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars at the prevailing exchange rates. Purchases and sales of investment securities, dividend and interest income and certain expenses are translated at the rates of exchange prevailing on the respective dates of such transactions.

       The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments in the accompanying financial statements.

       Net realized foreign exchange gains or losses arise from sales of portfolio securities, sales of foreign currencies, and the difference between asset and liability amounts initially stated in foreign currencies and the U.S. dollar value of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of other assets and liabilities at the end of the reporting period, resulting from changes in the exchange rates.

    d) REPURCHASE AGREEMENTS--A repurchase agreement is an agreement by which the seller of a security agrees to repurchase the security sold at a mutually agreed upon time and price. At the time the Funds enter into a repurchase agreement, the value of the underlying collateral security(ies), including accrued interest, will be equal to or exceed the value of the repurchase agreement and, in the case of repurchase agreements exceeding one day, the value of the underlying security(ies), including accrued interest, is required during the term of the agreement to be equal to or exceed the value of the repurchase agreement. Securities which serve to collateralize the repurchase agreement are held by each Fund's custodian in book entry or physical form in the custodial account of the Fund. Repurchase agreements are valued at cost plus accrued interest receivable.

       In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Under the provisions of SFAS No. 125, transfers of certain financial assets, such as repurchase agreements, are required to be accounted for as sales if control, as defined, over those assets has been surrendered by the transferor. The Statement also requires collateral under repurchase agreements and securities lending transactions to be separately classified by the debtor and recognized as an asset by the creditor in the respective financial statements if certain conditions are met. SFAS No. 125 is effective for transfers of financial assets occurring after December 31, 1996, except for certain transfers for which the effective date has been delayed to January 1, 1998 by SFAS No. 127, DEFERRAL OF THE EFFECTIVE DATE OF CERTAIN PROVISIONS OF FASB STATEMENT NO. 125, issued by the FASB in December 1996. Management does not believe the adoption of this new accounting standard will have a material impact on the financial position or future results of operations of the Funds.

    e) JOINT TRADING ACCOUNT--Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Funds may transfer uninvested cash balances into a joint trading account managed by The Hartford Investment Management Company (HIMCO) or Wellington Management Company, LLP (Wellington). These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

 THE HARTFORD MUTUAL FUNDS, INC.
--------------------------------------------------------------------------------

 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
 DECEMBER 31, 1997

    f) FUTURES, OPTIONS ON FUTURES AND OPTIONS TRANSACTIONS--The Funds enter into futures contracts to retain their cash balance and yet be exposed to the market, thereby providing the liquidity necessary to accommodate redemptions while at the same time providing shareholders with the investment return of a fully invested portfolio. A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. When the Funds enter into such contracts, they are required to deposit with their custodian an amount of "initial margin" of cash or U.S. Treasury Bills. Subsequent payments, called maintenance margin, to and from the broker-dealer, are made on a daily basis as the price of the underlying debt security fluctuates, making the long and short positions in the futures contract more or less valuable (i.e., mark-to-market), which results in an unrealized gain or loss to the Funds. The market value of a traded futures contract is the last sale price. In the absence of a last sale price, the last offering price is used. In the absence of either of these prices, fair value is determined according to procedures established by the Funds' Board of Directors. The variation margin on futures contracts is included in cash, receivables and other assets or other liabilities, as applicable, in each Fund's Statement of Net Assets.

       At any time prior to the expiration of the futures contract, the Funds may close the position by taking an opposite position which would operate to terminate the position in the futures contract. A final determination of maintenance margin is then made, additional cash is required to be paid by or released to the Funds and the Funds realize a gain or loss.

       The premium paid by the Fund for the purchase of a call or put option is included in the Fund's Statement of Net Assets as an investment and subsequently "marked-to-market" to reflect the current market value of the option as of the end of the reporting period. If an option which the Fund has purchased expires on its stipulated expiration date, the Fund realizes a loss in the amount of the cost of the option. If the Fund enters into a closing transaction, it realizes a gain or loss, depending on whether the proceeds from the closing sale are greater or less than the cost of the option. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Fund exercises a call option, the cost of the security which the Fund purchases upon exercise will be increased by the premium originally paid to buy the call.

    g) FEDERAL INCOME TAXES--For federal income tax purposes, the Funds intend to continue to qualify as regulated investment companies under Subchapter M of the Internal Revenue Code by distributing substantially all of their taxable net investment income and net realized capital gains to their shareholders or otherwise complying with the requirements for regulated investment companies. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

    h) FUND SHARE VALUATION AND DISTRIBUTIONS TO SHAREHOLDERS--Orders for the Fund's shares are executed in accordance with the investment instructions of the shareholders. Dividend income is accrued as of the ex-dividend date. Interest income and expenses are accrued on a daily basis. The net asset value of each Fund's shares is determined as of the close of each business day of the New York Stock Exchange (the Exchange). The net asset value per share is determined separately for each class of each Fund by dividing the Fund's net assets attributable to that class by the number of shares of the class outstanding. Orders for the purchase of a Fund's shares received prior to the close of the Exchange on any day on which the Fund is open for business are priced at the per-share net asset value determined as of the close of the Exchange. Orders received after the close of the Exchange, or on a day on which the Exchange and/or the Fund is not open for business, are priced at the next-determined per-share net asset value.

       Each Fund intends to distribute substantially all of its net investment income and net realized capital gains to shareholders no less frequently than once a year. Normally, dividends from net investment income of the Stock, Capital Appreciation, Small Company and International Opportunities Funds will be declared and paid annually; dividends from net investment income of the Advisers and the Dividend and Growth Funds will be declared and paid quarterly; dividends from net investment income of the Bond Income Strategy Fund will be declared and paid monthly and dividends from net investment income of the Money Market Fund will be declared daily and paid monthly. Dividends from the Money Market Fund are not paid on shares until the day following the date on which the shares are issued. Unless shareholders specify otherwise, all distributions will be automatically reinvested in additional full or fractional shares of each Fund.

       Distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These differences include the treatment of non-taxable dividends, expiring capital loss carryforwards, foreign currency gains and losses, losses deferred due to wash sales and excise tax regulations. Permanent book and federal income tax basis differences relating to shareholder distributions will result in reclassifications to certain of the Funds' capital accounts (see Note 8).

    i) FORWARD FOREIGN CURRENCY CONTRACTS--As of December 31, 1997, the Capital Appreciation and International Opportunities Funds had entered into forward foreign currency contracts that obligate the Funds to repurchase/replace or sell currencies at specified future dates. The Funds enter into forward foreign currency contracts to hedge against adverse fluctuations in exchange rates between currencies.

       Forward foreign currency contracts involve elements of market risk in excess of the amount reflected in the Statement of Net Assets. In addition, risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of the contract and from unanticipated movement in the value of foreign currencies relative to the U.S. dollar.

    j) DEFERRED ORGANIZATIONAL COSTS--Costs incurred by the Funds in connection with their organization have been deferred and are being amortized on a straight-line basis over five years. The unamortized deferred organizational costs of each Fund as of December 31, 1997 are included in cash, receivables and other assets in each Fund's Statement of Net Assets.

    k) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

    l) RESTRICTED SECURITIES--Each Fund is permitted to invest up to 15% of its net assets in illiquid securities, except for the Money Market Fund, which may invest up to 10% in such securities. "Illiquid Securities" are those that may not be sold or disposed of in the ordinary course of business, at approximately the price used to determine a Fund's net asset value per share. Each Fund may also purchase certain restricted securities, commonly known as Rule 144A securities, that can be resold to institutions and which may be determined to be liquid pursuant to policies and guidelines established by the Funds' Board of Directors.

       As of December 31, 1997, the Funds held the following restricted securities (excluding 144A issues):

                                                                                                                  PERCENTAGE
                                                                          ACQUISITION ACQUISITION                 OF FUND'S
FUND                            SECURITY                                     DATE         COST      MARKET VALUE  NET ASSETS
------------------------------  ----------------------------------------  ----------  ------------  ------------  ----------
Capital Appreciation Fund       SGW Holdings Corporation................   8/14/97    $  2,000,001  $  1,700,000     0.4%
Small Company Fund              SGW Holdings Corporation................   8/14/97         $88,996       $75,646     0.2%

 3.  EXPENSES:

    a) INVESTMENT MANAGEMENT AND ADVISORY AGREEMENTS--Hartford Investment Financial Services Company (HIFSCO), an indirect majority-owned subsidiary of The Hartford Financial Services Group, Inc. (The Hartford), serves as investment manager to each Fund pursuant to an Investment Management Agreement dated March 3, 1997. As investment manager, HIFSCO has overall investment supervisory responsibility for each Fund. In addition HIFSCO provides administrative personnel, services, equipment and facilities and office space for the proper operation of the Company. HIFSCO has contracted with Wellington for the provision of day-to-day investment management services to the Advisers, Dividend and Growth, Stock, Capital Appreciation, Small Company and International Opportunities Funds in accordance with each Fund's investment objective and policies. In addition, HIFSCO has contracted with The Hartford Investment Management Company (HIMCO), a wholly-owned subsidiary of The Hartford, for the provision of day-to-day investment management and other services to the Money Market and Bond Income Strategy Funds. Each Fund pays a fee to HIFSCO, a portion of which may be used to compensate Wellington or HIMCO.

 THE HARTFORD MUTUAL FUNDS, INC.
--------------------------------------------------------------------------------

 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
 DECEMBER 31, 1997

       The schedule below reflects the rates of compensation paid to HIFSCO for services rendered:

                MONEY MARKET FUND

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .50%
On next $500 million                        .45%
Over $1 billion                             .40%


            BOND INCOME STRATEGY FUND

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .65%
On next $500 million                        .55%
Over $1 billion                             .50%

                   ADVISERS AND
            DIVIDEND AND GROWTH FUNDS

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .75%
On next $500 million                        .65%
Over $1 billion                             .60%

                    STOCK AND
            CAPITAL APPRECIATION FUNDS

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .80%
On next $500 million                        .70%
Over $1 billion                             .65%

                SMALL COMPANY AND
        INTERNATIONAL OPPORTUNITIES FUNDS

AVERAGE DAILY NET ASSETS               ANNUAL FEE
------------------------------------  ------------
On first $500 million                       .85%
On next $500 million                        .75%
Over $1 billion                             .70%

    b) DISTRIBUTION AND SERVICE PLAN FOR CLASS A AND B SHARES--Hartford Securities Distribution Company, Inc. (HSD, or the Distributor), an indirect majority-owned subsidiary of The Hartford, is the principal underwriter and distributor of the Funds. HSD is solely engaged in distribution activities which include marketing, distribution and clearing of shares through broker-dealers, financing distribution costs, supervising the activities of the transfer agent and maintaining financial books and records. During the year ended December 31, 1997, HSD earned $18,438,468 in front-end load sales charges on the sale of fund shares and received $90,860 from the proceeds of imposed contingent deferred sales charges.

       The Funds have adopted Distribution and Service Plans in accordance with Rule 12b-1 of the Investment Company Act of 1940, as amended, to compensate the Distributor for the distribution of Class A and Class B shares and servicing the accounts of Class A and Class B shareholders. The Class A plan provides for periodic payments to broker-dealers who provide services to accounts that hold Class A shares and for promotional and other sales related costs. The Distributor is compensated at an annual rate that may not exceed 0.35% of the average daily net asset value of Class A shares of each Fund, some or all of which may be remitted to broker-dealers. Up to 0.25% of the fee may be used for shareholder servicing expenses with the remainder used for distribution expenses. The Class A Rule 12b-1 fee for each Fund has been voluntarily capped at 0.30% through December 31, 1997. The cap may be removed at any time after this date. Some or all of the 12b-1 fee for Class B shares may be paid to broker-dealers for distribution and/or shareholder account services. Under the Plan, the Fund pays the Distributor 1.00% of the average daily net assets of Class B shares that are outstanding for 8 years or less, 0.25% of which is intended as a fee for services provided to existing shareholders with the remainder used for distribution expenses.

    c) OPERATING EXPENSES--Allocable expenses incurred by the Funds are allocated to each Fund in proportion to the average daily net assets of each Fund, except where allocation of certain expenses is more fairly made directly to the Fund. The Hartford has voluntarily agreed to limit the total operating expenses of the Class A, B and Y shares of all the Funds, exclusive of taxes, interest, brokerage commissions, certain distribution expenses and extraordinary expenses as follows:

          FUND                                       CLASS A   CLASS B   CLASS Y
          -----------------------------------------  -------   -------   -------
          Money Market Fund........................   1.00%     1.70%     0.55%
          Bond Income Strategy Fund................   1.25%     1.95%     0.80%
          Advisers Fund............................   1.40%     2.10%     0.95%
          Dividend and Growth Fund.................   1.40%     2.10%     0.95%
          Stock Fund...............................   1.45%     2.15%     1.00%
          Capital Appreciation Fund................   1.45%     2.15%     1.00%
          Small Company Fund.......................   1.45%     2.15%     1.00%
          International Opportunities Fund.........   1.65%     2.35%     1.20%

       Such voluntary and temporary fee waivers and expense limitation arrangements may be terminated by The Hartford at any time without notice.

    d) OTHER RELATED PARTY TRANSACTIONS--The Hartford and its subsidiaries provide facilities and office equipment, as well as perform certain other services, including fund accounting and financial reporting, to the Funds. Certain officers of the Funds are directors and/or officers of HIFSCO, HIMCO, HSD and/or The Hartford or its subsidiaries. No officer of the Fund receives any compensation directly from the Funds.

 4.  AFFILIATE HOLDINGS:

    a) As of December 31, 1997, affiliates of the Hartford had ownership of shares in the Funds as follows:

FUND                                                                                        CLASS A      CLASS B     CLASS Y
----------------------------------------------------------------------------------------  ------------  ----------  ---------
Money Market Fund.......................................................................     8,650,500   2,029,058        135
Bond Income Strategy Fund...............................................................     2,142,021     289,732    192,639
Advisers Fund...........................................................................     1,026,316         486        489
Dividend and Growth Fund................................................................         2,440      10,257    294,849
Stock Fund..............................................................................         3,726       1,972    294,988
Capital Appreciation Fund...............................................................         1,536         510    319,451
Small Company Fund......................................................................         6,580     294,419     38,610
International Opportunities Fund........................................................             0     127,349    183,810

 5.  INVESTMENT TRANSACTIONS:

    For the year ended December 31, 1997, aggregate purchases and sales of investment securities (excluding short-term investments) were as follows:

                                                                                            COST OF         PROCEEDS FROM
FUND                                                                                       PURCHASES            SALES
--------------------------------------------------------------------------------------  ----------------  ------------------
Bond Income Strategy Fund.............................................................   $   76,048,476     $   50,155,096
Advisers Fund.........................................................................      172,269,340         32,985,829
Dividend and Growth Fund..............................................................      109,587,943         12,545,365
Stock Fund............................................................................       96,997,931         16,395,017
Capital Appreciation Fund.............................................................      553,872,662        171,781,925
Small Company Fund....................................................................       69,680,124         40,885,567
International Opportunities Fund......................................................       30,044,525          7,654,713

 THE HARTFORD MUTUAL FUNDS, INC.
--------------------------------------------------------------------------------

 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
 DECEMBER 31, 1997

 6.  TAX COST AND UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS:

    As of December 31, 1997, the aggregate gross unrealized appreciation and depreciation of all investments, based on cost for federal income tax purposes, was as follows:

                                                                        AGGREGATE GROSS    AGGREGATE GROSS   NET UNREALIZED
                                                                          UNREALIZED         UNREALIZED       APPRECIATION
FUND                                                      TAX COST       APPRECIATION       DEPRECIATION     (DEPRECIATION)
-----------------------------------------------------  --------------  -----------------  -----------------  --------------
Bond Income Strategy Fund............................  $   42,023,051    $   1,075,460     $       (77,962)   $    997,498
Advisers Fund........................................     162,323,415       17,847,687          (1,511,607)     16,336,080
Dividend and Growth Fund.............................     106,130,851       10,923,121          (1,802,332)      9,120,789
Stock Fund...........................................     101,288,230       10,476,612          (1,863,352)      8,613,260
Capital Appreciation Fund............................     434,364,574       36,564,824         (33,311,472)      3,253,352
Small Company Fund...................................      37,762,080        2,500,743          (2,707,835)       (207,092)
International Opportunities Fund.....................      30,946,016        1,722,347          (2,566,109)       (843,762)

 7.  CAPITAL SHARE TRANSACTIONS:

    The following information is for the year ending December 31, 1997:

                                 MONEY MARKET                  BOND INCOME                                    DIVIDEND AND
                                     FUND                     STRATEGY FUND               ADVISERS FUND        GROWTH FUND
                          ---------------------------  ----------------------------  -----------------------  -------------
                             SHARES         AMOUNT        SHARES          AMOUNT       SHARES      AMOUNT        SHARES
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
CLASS A
Shares sold.............     38,230,951   $38,230,951      2,153,365   $ 22,403,019   6,154,830  $78,925,158      4,527,342
Shares issued on
 reinvestment of
 distributions..........        872,366       872,366        145,580      1,522,249      87,579    1,135,044         62,376
Shares redeemed.........    (27,278,534)  (27,278,534)      (668,900)    (7,075,576)   (184,092)  (2,386,422)      (512,573)
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
Net increase............     11,824,783   $11,824,783      1,630,045   $ 16,849,692   6,058,317  $77,673,780      4,077,145
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------


                                                                                                              INTERNATIONAL
                                                                 CAPITAL                                      OPPORTUNITIES
                                  STOCK FUND                APPRECIATION FUND          SMALL COMPANY FUND         FUND
                          ---------------------------  ----------------------------  -----------------------  -------------
                             SHARES         AMOUNT        SHARES          AMOUNT       SHARES      AMOUNT        SHARES
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
CLASS A
Shares sold.............      4,284,826   $61,336,237     11,903,386   $236,230,545   1,563,737  $19,638,094      1,404,244
Shares issued on
 reinvestment of
 distributions..........          8,399       122,981        387,629      7,293,278      66,524      768,836         28,770
Shares redeemed.........       (499,124)   (7,219,622)    (1,230,817)   (25,238,492)   (472,607)  (6,262,441)      (349,105)
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
Net increase............      3,794,101   $54,239,596     11,060,198   $218,285,331   1,157,654  $14,144,489      1,083,909
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------

                                 MONEY MARKET                  BOND INCOME                                    DIVIDEND AND
                                     FUND                     STRATEGY FUND               ADVISERS FUND        GROWTH FUND
                          ---------------------------  ----------------------------  -----------------------  -------------
                             SHARES         AMOUNT        SHARES          AMOUNT       SHARES      AMOUNT        SHARES
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
CLASS B
Shares sold.............      5,870,708   $ 5,870,708        612,657   $  6,438,050   2,882,743  $36,730,437      2,538,636
Shares issued on
 reinvestment of
 distributions..........         44,356        44,356         11,668        122,715      26,867      346,972         27,298
Shares redeemed.........     (1,466,126)   (1,466,126)       (93,401)      (973,394)    (94,146)  (1,188,076)      (320,322)
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
Net increase............      4,448,938   $ 4,448,938        530,924   $  5,587,371   2,815,464  $35,889,333      2,245,612
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------


                             AMOUNT
                          ------------
CLASS A
Shares sold.............  $ 62,564,218
Shares issued on
 reinvestment of
 distributions..........       889,158
Shares redeemed.........    (7,020,346)
                          ------------
Net increase............  $ 56,433,030
                          ------------
                          ------------

                             AMOUNT
                          ------------
CLASS A
Shares sold.............  $ 15,957,135
Shares issued on
 reinvestment of
 distributions..........       299,574
Shares redeemed.........    (3,879,591)
                          ------------
Net increase............  $ 12,377,118
                          ------------
                          ------------

                             AMOUNT
                          ------------
CLASS B
Shares sold.............  $ 34,876,647
Shares issued on
 reinvestment of
 distributions..........       385,513
Shares redeemed.........    (4,637,659)
                          ------------
Net increase............  $ 30,624,501
                          ------------
                          ------------

                                                                                                              INTERNATIONAL
                                                                 CAPITAL                                      OPPORTUNITIES
                                  STOCK FUND                APPRECIATION FUND          SMALL COMPANY FUND         FUND
                          ---------------------------  ----------------------------  -----------------------  -------------
                             SHARES         AMOUNT        SHARES          AMOUNT       SHARES      AMOUNT        SHARES
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
CLASS B
Shares sold.............      2,451,215   $34,862,504      8,639,143   $172,632,683     788,063  $10,175,219        689,420
Shares issued on
 reinvestment of
 distributions..........          4,573        66,285        284,109      5,301,745      34,763      398,035         12,211
Shares redeemed.........       (212,892)   (3,097,391)      (144,046)    (2,910,190)    (40,102)    (486,917)       (31,621)
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
Net increase............      2,242,896   $31,831,398      8,779,206   $175,024,238     782,724  $10,086,337        670,010
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------

                                 MONEY MARKET                  BOND INCOME                                    DIVIDEND AND
                                     FUND                     STRATEGY FUND               ADVISERS FUND        GROWTH FUND
                          ---------------------------  ----------------------------  -----------------------  -------------
                             SHARES         AMOUNT        SHARES          AMOUNT       SHARES      AMOUNT        SHARES
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
CLASS Y
Shares sold.............      5,724,039   $ 5,724,039        476,540   $  5,016,788   3,224,923  $36,739,860        931,473
Shares issued on
 reinvestment of
 distributions..........         81,393        81,393         13,863        146,182      58,225      752,023         13,922
Shares redeemed.........     (3,167,837)   (3,167,837)       (43,885)      (455,655)   (331,924)  (4,128,773)       (52,079)
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
Net increase............      2,637,595   $ 2,637,595        446,518   $  4,707,315   2,951,224  $33,363,110        893,316
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------

                                                                                                              INTERNATIONAL
                                                                 CAPITAL                                      OPPORTUNITIES
                                  STOCK FUND                APPRECIATION FUND          SMALL COMPANY FUND         FUND
                          ---------------------------  ----------------------------  -----------------------  -------------
                             SHARES         AMOUNT        SHARES          AMOUNT       SHARES      AMOUNT        SHARES
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
CLASS Y
Shares sold.............        357,092   $ 5,308,377      1,565,763   $ 30,037,701     805,629  $ 9,682,345        671,155
Shares issued on
 reinvestment of
 distributions..........            718        10,592         49,948        945,864      32,532      378,667         13,375
Shares redeemed.........           (270)       (3,307)      (142,907)    (2,765,560)   (104,804)  (1,277,729)       (85,615)
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
Net increase............        357,540   $ 5,315,662      1,472,804   $ 28,218,005     733,357  $ 8,783,283        598,915
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------
                          -------------   -----------  -------------   ------------  ----------  -----------  -------------


                             AMOUNT
                          ------------
CLASS B
Shares sold.............  $  7,753,696
Shares issued on
 reinvestment of
 distributions..........       125,757
Shares redeemed.........      (348,497)
                          ------------
Net increase............  $  7,530,956
                          ------------
                          ------------

                             AMOUNT
                          ------------
CLASS Y
Shares sold.............  $ 12,795,139
Shares issued on
 reinvestment of
 distributions..........       198,485
Shares redeemed.........      (696,187)
                          ------------
Net increase............  $ 12,297,437
                          ------------
                          ------------

                             AMOUNT
                          ------------
CLASS Y
Shares sold.............  $  7,458,393
Shares issued on
 reinvestment of
 distributions..........       139,815
Shares redeemed.........      (975,640)
                          ------------
Net increase............  $  6,622,568
                          ------------
                          ------------

    The following information is for the period from July 1, 1996 (inception) to December 31, 1996:

                                          MONEY                BOND INCOME                                   DIVIDEND AND
                                       MARKET FUND            STRATEGY FUND           ADVISERS FUND           GROWTH FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS A
Shares sold....................  10,742,496  $10,742,496  1,033,915  $10,347,528  1,286,188  $13,174,231  528,490  $5,568,935
Shares issued on reinvestment
 of distributions..............     206,091      206,091     30,839      314,647      8,674       97,406    3,550      41,188
Shares redeemed................    (194,966)    (194,966)      (324)      (3,347)      (261)      (2,893)    (612)     (6,992)
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................  10,753,621  $10,753,621  1,064,430  $10,658,828  1,294,601  $13,268,744  531,428  $5,603,131
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

 THE HARTFORD MUTUAL FUNDS, INC.
--------------------------------------------------------------------------------

 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
 DECEMBER 31, 1997

                                                                 CAPITAL                                     INTERNATIONAL
                                       STOCK FUND           APPRECIATION FUND       SMALL COMPANY FUND    OPPORTUNITIES FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS A
Shares sold....................     544,300  $ 5,784,608    658,540  $ 7,560,478    410,929  $ 4,223,877  397,759  $4,020,902
Shares issued on reinvestment
 of distributions..............         927       10,897     19,716      260,446     27,530      290,714    3,456      36,538
Shares redeemed................      (1,348)     (15,644)    (2,381)     (30,977)      (972)     (11,012)    (741)     (7,862)
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................     543,879  $ 5,779,861    675,875  $ 7,789,947    437,487  $ 4,503,579  400,474  $4,049,578
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                          MONEY                BOND INCOME                                   DIVIDEND AND
                                       MARKET FUND            STRATEGY FUND           ADVISERS FUND           GROWTH FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS B
Shares sold....................      --      $   --          12,400  $   126,990    135,067  $ 1,502,853   63,586  $  723,176
Shares issued on reinvestment
 of distributions..............      --          --             215        2,203        890        9,972      405       4,673
Shares redeemed................      --          --            (561)      (5,820)      (324)      (3,637)   --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................      --      $   --          12,054  $   123,373    135,633  $ 1,509,188   63,991  $  727,849
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                                                 CAPITAL                                     INTERNATIONAL
                                       STOCK FUND           APPRECIATION FUND       SMALL COMPANY FUND    OPPORTUNITIES FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS B
Shares sold....................     109,160  $ 1,251,332     64,875  $   834,147     22,152  $   250,555   15,077  $  159,562
Shares issued on reinvestment
 of distributions..............         189        2,215      1,881       24,777      1,387       14,601      130       1,371
Shares redeemed................        (315)      (3,650)       (11)        (151)      (880)     (10,044)   --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................     109,034  $ 1,249,897     66,745  $   858,773     22,659  $   255,112   15,207  $  160,933
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                          MONEY                BOND INCOME                                   DIVIDEND AND
                                       MARKET FUND            STRATEGY FUND           ADVISERS FUND           GROWTH FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS Y
Shares sold....................         276  $       276        490  $     4,900      3,039  $    33,608    3,119  $   35,353
Shares issued on reinvestment
 of distributions..............           4            4         15          157         24          269       24         281
Shares redeemed................      --          --          --          --          --          --         --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................         280  $       280        505  $     5,057      3,063  $    33,877    3,143  $   35,634
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

                                                                 CAPITAL                                     INTERNATIONAL
                                       STOCK FUND           APPRECIATION FUND       SMALL COMPANY FUND    OPPORTUNITIES FUND
                                 -----------------------  ----------------------  ----------------------  -------------------
                                   SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
CLASS Y
Shares sold....................       3,838  $    44,018      7,775  $   103,199      6,324  $    70,546    5,873  $   62,502
Shares issued on reinvestment
 of distributions..............          10          116        241        3,189        432        4,565       58         611
Shares redeemed................      --          --          --          --          --          --         --         --
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
Net increase...................       3,848  $    44,134      8,016  $   106,388      6,756  $    75,111    5,931  $   63,113
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------
                                 ----------  -----------  ---------  -----------  ---------  -----------  -------  ----------

 8.  RECLASSIFICATION OF CAPITAL ACCOUNTS:

    In accordance with AICPA Statement of Position 93-2, DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES, the Funds have recorded several reclassifications in their capital accounts. These reclassifications had no impact on the net asset value per share of the Funds and are designed generally to present accumulated undistributed (distribution in excess of) net investment income and net realized gain on investments on a tax basis which is considered to be more informative to the shareholder. As of December 31, 1997, the Funds recorded the following reclassifications to increase (decrease) the accounts listed below.

                                                                                                       ACCUMULATED
                                                                                   ACCUMULATED        UNDISTRIBUTED
                                                                                  UNDISTRIBUTED      (DISTRIBUTION IN
                                                                                  (DISTRIBUTION         EXCESS OF)
                                                                                  IN EXCESS OF)        NET REALIZED
                                                                                  NET INVESTMENT           GAIN           PAID-IN
                                                                                      INCOME          ON INVESTMENTS      SURPLUS
                                                                                  --------------   --------------------   -------
Bond Income Strategy Fund.......................................................    $    4,342         $    (4,342)        $  --
Advisers Fund...................................................................         3,640              (3,640)           --
Dividend and Growth Fund........................................................        (6,895)              7,032          (137)
Stock Fund......................................................................        64,098             (64,098)           --
Capital Appreciation Fund.......................................................     1,553,692          (1,553,692)           --
Small Company Fund..............................................................       103,029            (103,029)           --
International Opportunities Fund................................................       (92,840)             92,840            --

 9.  TAX INFORMATION NOTICE (UNAUDITED):

    For the year ended December 31, 1997, the following funds distributed long-term capital gains dividends as follows:

Advisers Fund...................................................................  $ 198,812
Dividend and Growth Fund........................................................     49,443
Stock Fund......................................................................     98,356

    For federal income tax purposes, the following percentages of ordinary income dividends paid by the following funds during the year ended December 31, 1997 qualify for the dividends received deduction for corporate shareholders:

Advisers Fund...................................................................     28.53%
Dividend and Growth Fund........................................................     58.09%
Stock Fund......................................................................    100.00%
Capital Appreciation Fund.......................................................      1.41%
Small Company Fund..............................................................      2.21%

 The Hartford Mutual Funds, Inc.
--------------------------------------------------------------------------------

 FINANCIAL HIGHLIGHTS

   -- SELECTED PER-SHARE DATA(A) --
                                      ------------------------------------------

                                                    NET REALIZED
                                                        AND                                  DISTRIBUTIONS
                           NET ASSET                 UNREALIZED                 DISTRIBUTIONS   FROM NET
                           VALUE AT       NET       GAIN (LOSS)    TOTAL FROM    FROM NET      REALIZED
                           BEGINNING   INVESTMENT        ON        INVESTMENT   INVESTMENT      GAIN ON
                           OF PERIOD     INCOME     INVESTMENTS    OPERATIONS     INCOME      INVESTMENTS
                           ---------   ----------   ------------   -----------  ----------   -------------
THE HARTFORD MONEY MARKET
  FUND
  For the Year Ended
   December 31, 1997
  Class A................    $1.00       $ 0.05       $ 0.00         $ 0.05       $(0.05)       $ 0.00
  Class B................     1.00         0.01         0.00           0.01        (0.01)         0.00
  Class Y................     1.00         0.05         0.00           0.05        (0.05)         0.00
  July 1, 1996 to
   December 31, 1996
  Class A................     1.00         0.02         0.00           0.02        (0.02)         0.00
  Class Y................     1.00         0.02         0.00           0.02        (0.02)         0.00
THE HARTFORD BOND INCOME
  STRATEGY FUND
  For the Year Ended
   December 31, 1997
  Class A................    10.26         0.57         0.50           1.07        (0.56)        (0.16)
  Class B................    10.25         0.53         0.46           0.99        (0.50)        (0.16)
  Class Y................    10.27         0.58         0.54           1.12        (0.59)        (0.16)
  July 1, 1996 to
   December 31, 1996
  Class A................    10.00         0.26         0.31           0.57        (0.25)        (0.06)
  Class B................    10.00         0.20         0.34           0.54        (0.23)        (0.06)
  Class Y................    10.00         0.28         0.31           0.59        (0.26)        (0.06)
THE HARTFORD ADVISERS
  FUND
  For the Year Ended
   December 31, 1997
  Class A................    11.08         0.16         2.41           2.57        (0.17)        (0.07)
  Class B................    11.05         0.16         2.31           2.47        (0.12)        (0.07)
  Class Y................    11.10         0.31         2.32           2.63        (0.20)        (0.07)
  July 1, 1996 to
   December 31, 1996
  Class A................    10.00         0.09         1.07           1.16        (0.08)         0.00
  Class B................    10.00         0.02         1.11           1.13        (0.08)         0.00
  Class Y................    10.00         0.03         1.16           1.19        (0.09)         0.00
THE HARTFORD DIVIDEND AND
  GROWTH FUND
  For the Year Ended
   December 31, 1997
  Class A................    11.45         0.13         3.40           3.53        (0.12)        (0.14)
  Class B................    11.40         0.13         3.30           3.43        (0.08)        (0.14)
  Class Y................    11.46         0.21         3.39           3.60        (0.15)        (0.14)
  July 1, 1996 to
   December 31, 1996
  Class A................    10.00         0.07         1.46           1.53        (0.06)        (0.02)
  Class B................    10.00         0.01         1.48           1.49        (0.07)        (0.02)
  Class Y................    10.00         0.02         1.53           1.55        (0.07)        (0.02)
THE HARTFORD STOCK FUND
  For the Year Ended
   December 31, 1997
  Class A................    11.53         0.00         3.66           3.66         0.00         (0.03)
  Class B................    11.50        (0.02)        3.56           3.54         0.00         (0.03)
  Class Y................    11.55         0.03         3.70           3.73         0.00         (0.03)
  July 1, 1996 to
   December 31, 1996
  Class A................    10.00         0.02         1.53           1.55        (0.02)         0.00
  Class B................    10.00         0.00         1.52           1.52        (0.02)         0.00
  Class Y................    10.00         0.01         1.57           1.58        (0.03)         0.00
THE HARTFORD CAPITAL
  APPRECIATION FUND
  For the Year Ended
   December 31, 1997
  Class A................    13.36        (0.03)        7.34           7.31         0.00         (0.77)
  Class B................    13.32        (0.06)        7.22           7.16         0.00         (0.77)
  Class Y................    13.38        (0.03)        7.47           7.44         0.00         (0.77)
  July 1, 1996 to
   December 31, 1996
  Class A................    10.00        (0.03)        3.80           3.77         0.00         (0.41)
  Class B................    10.00        (0.02)        3.75           3.73         0.00         (0.41)
  Class Y................    10.00         0.00         3.79           3.79         0.00         (0.41)
THE HARTFORD SMALL
  COMPANY FUND
  For the Year Ended
   December 31, 1997
  Class A................    10.68        (0.02)        2.05           2.03         0.00         (0.55)
  Class B................    10.65        (0.03)        1.97           1.94         0.00         (0.55)
  Class Y................    10.71        (0.01)        2.09           2.08         0.00         (0.55)
  July 1, 1996 to
   December 31, 1996
  Class A................    10.00        (0.02)        1.42           1.40         0.00         (0.72)
  Class B................    10.00        (0.02)        1.39           1.37         0.00         (0.72)
  Class Y................    10.00         0.00         1.43           1.43         0.00         (0.72)
THE HARTFORD
  INTERNATIONAL
  OPPORTUNITIES FUND
  For the Year Ended
   December 31, 1997
  Class A................    10.72         0.09        (0.01)          0.08        (0.05)        (0.17)
  Class B................    10.69         0.07        (0.06)          0.01        (0.04)        (0.17)
  Class Y................    10.73         0.15        (0.02)          0.13        (0.07)        (0.17)
  July 1, 1996 to
   December 31, 1996
  Class A................    10.00         0.02         0.79           0.81        (0.06)        (0.03)
  Class B................    10.00        (0.01)        0.80           0.79        (0.07)        (0.03)
  Class Y................    10.00         0.00         0.84           0.84        (0.08)        (0.03)

(a) Information presented relates to a share of capital stock outstanding throughout the indicated period.
(b) Annualized.
(c) Does not include sales charges.
(d) Not annualized.
(e) Portfolio turnover and average commission rates are calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

--------------------------------------------------------------------------------

                                                 -- RATIOS AND SUPPLEMENTAL DATA
--

--------------------------
  ------------------------------------------------------------------------------

                                                                                         RATIO OF
                                                                        NET ASSETS     EXPENSES TO
                                      NET INCREASE  NET ASSET            AT END OF       AVERAGE
                                       (DECREASE)   VALUE AT              PERIOD        NET ASSETS
                            TOTAL     IN NET ASSET     END      TOTAL       (IN       BEFORE WAIVERS
                          DISTRIBUTIONS    VALUE    OF PERIOD  RETURN(C) THOUSANDS) AND REIMBURSEMENTS
                          ----------  ------------  ---------  -------  ----------- ------------------
THE HARTFORD MONEY MARKET
  FUND
  For the Year Ended
   December 31, 1997
  Class A................    $(0.05)     $ 0.00       $1.00    4.73 %     $22,578           1.23%
  Class B................     (0.01)       0.00        1.00    1.45 (d)    4,449            3.63(b)
  Class Y................     (0.05)       0.00        1.00    5.23        2,638            0.82
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.02)       0.00        1.00    2.01 (d)   10,754            2.70(b)
  Class Y................     (0.02)       0.00        1.00    2.34 (d)      0.3        3,496.38(b)
THE HARTFORD BOND INCOME
  STRATEGY FUND
  For the Year Ended
   December 31, 1997
  Class A................     (0.72)       0.35       10.61    10.80      28,589            1.44
  Class B................     (0.66)       0.33       10.58    9.96        5,745            2.19
  Class Y................     (0.75)       0.37       10.64    11.30       4,756            1.01
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.31)       0.26       10.26    5.73 (d)   10,925            2.72(b)
  Class B................     (0.29)       0.25       10.25    5.38 (d)      124           22.36(b)
  Class Y................     (0.32)       0.27       10.27    5.95 (d)        5          185.34(b)
THE HARTFORD ADVISERS
  FUND
  For the Year Ended
   December 31, 1997
  Class A................     (0.24)       2.33       13.41    23.30      98,633            1.55
  Class B................     (0.19)       2.28       13.33    22.44      39,334            2.31
  Class Y................     (0.27)       2.36       13.46    23.80      39,773            1.03
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.08)       1.08       11.08    11.56(d)   14,347            2.94(b)
  Class B................     (0.08)       1.05       11.05    11.28(d)    1,499            6.71(b)
  Class Y................     (0.09)       1.10       11.10    11.88(d)       34          144.82(b)
THE HARTFORD DIVIDEND AND
  GROWTH FUND
  For the Year Ended
   December 31, 1997
  Class A................     (0.26)       3.27       14.72    30.99      67,861            1.59
  Class B................     (0.22)       3.21       14.61    30.20      33,741            2.34
  Class Y................     (0.29)       3.31       14.77    31.59      13,241            1.09
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.08)       1.45       11.45    15.29(d)    6,083            4.12(b)
  Class B................     (0.09)       1.40       11.40    14.82(d)      730           12.97(b)
  Class Y................     (0.09)       1.46       11.46    15.49(d)       36          141.53(b)
THE HARTFORD STOCK FUND
  For the Year Ended
   December 31, 1997
  Class A................     (0.03)       3.63       15.16    31.78      65,763            1.64
  Class B................     (0.03)       3.51       15.01    30.82      35,294            2.38
  Class Y................     (0.03)       3.70       15.25    32.33       5,510            1.11
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.02)       1.53       11.53    15.50(d)    6,273            3.96(b)
  Class B................     (0.02)       1.50       11.50    15.20(d)    1,254            7.76(b)
  Class Y................     (0.03)       1.55       11.55    15.80(d)       44          133.50(b)
THE HARTFORD CAPITAL
  APPRECIATION FUND
  For the Year Ended
   December 31, 1997
  Class A................     (0.77)       6.54       19.90    55.11     233,601            1.64
  Class B................     (0.77)       6.39       19.71    54.15     174,392            2.38
  Class Y................     (0.77)       6.67       20.05    56.00      29,693            1.13
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.41)       3.36       13.36    37.75(d)    9,028            4.10(b)
  Class B................     (0.41)       3.32       13.32    37.35(d)      889            9.05(b)
  Class Y................     (0.41)       3.38       13.38    37.95(d)      107           93.64(b)
THE HARTFORD SMALL
  COMPANY FUND
  For the Year Ended
   December 31, 1997
  Class A................     (0.55)       1.48       12.16    19.28      19,391            1.77
  Class B................     (0.55)       1.39       12.04    18.49       9,694            2.53
  Class Y................     (0.55)       1.53       12.24    19.69       9,062            1.30
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.72)       0.68       10.68    14.11(d)    4,673            4.24(b)
  Class B................     (0.72)       0.65       10.65    13.81(d)      241           20.03(b)
  Class Y................     (0.72)       0.71       10.71    14.41(d)       72          115.33(b)
THE HARTFORD
  INTERNATIONAL
  OPPORTUNITIES FUND
  For the Year Ended
   December 31, 1997
  Class A................     (0.22)      (0.14)      10.58    0.84       15,701            2.25
  Class B................     (0.21)      (0.20)      10.49    0.12        7,188            3.03
  Class Y................     (0.24)      (0.11)      10.62    1.31        6,422            1.76
  July 1, 1996 to
   December 31, 1996
  Class A................     (0.09)       0.72       10.72    8.14 (d)    4,294            5.35(b)
  Class B................     (0.10)       0.69       10.69    7.86 (d)      163           32.61(b)
  Class Y................     (0.11)       0.73       10.73    8.36 (d)       64          126.52(b)

                              RATIO OF
                             EXPENSES TO     RATIO OF NET
                               AVERAGE        INVESTMENT                AVERAGE
                             NET ASSETS      INCOME (LOSS)  PORTFOLIO  COMMISSION
                          AFTER WAIVERS AND   TO AVERAGE    TURNOVER      RATE
                           REIMBURSEMENTS     NET ASSETS     RATE(E)    PAID(E)
                          -----------------  -------------  ---------  ----------
THE HARTFORD MONEY MARKET
  FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.00%            4.67%        N/A        N/A
  Class B................        1.70(b)          3.92(b)      --          --
  Class Y................        0.55             5.13         --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.00(b)          4.49(b)      N/A        N/A
  Class Y................        0.55(b)          4.56(b)      --          --
THE HARTFORD BOND INCOME
  STRATEGY FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.25             5.59       220.45%      N/A
  Class B................        1.95             4.85         --          --
  Class Y................        0.80             5.98         --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.25(b)          5.72(b)     75.52       N/A
  Class B................        1.95(b)          5.22(b)      --          --
  Class Y................        0.80(b)          6.17(b)      --          --
THE HARTFORD ADVISERS
  FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.40             1.54        38.62     $0.0429
  Class B................        2.10             0.80         --          --
  Class Y................        0.95             2.08         --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.40(b)          2.13(b)     19.75      0.0297
  Class B................        2.10(b)          1.24(b)      --          --
  Class Y................        0.95(b)          2.75(b)      --          --
THE HARTFORD DIVIDEND AND
  GROWTH FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.40             1.42        28.75      0.0449
  Class B................        2.10             0.69         --          --
  Class Y................        0.95             1.83         --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.40(b)          1.95(b)     29.80      0.0306
  Class B................        2.10(b)          0.82(b)      --          --
  Class Y................        0.95(b)          2.41(b)      --          --
THE HARTFORD STOCK FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.45             0.06        42.83      0.0419
  Class B................        2.15            (0.66)        --          --
  Class Y................        1.00             0.53         --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.45(b)          0.71(b)     11.87      0.0281
  Class B................        2.15(b)         (0.12)(b)     --          --
  Class Y................        1.00(b)          1.37(b)      --          --
THE HARTFORD CAPITAL
  APPRECIATION FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.45            (0.80)      119.61      0.0430
  Class B................        2.15            (1.46)        --          --
  Class Y................        1.00            (0.35)        --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.45(b)         (0.70)(b)   149.99      0.0381
  Class B................        2.15(b)         (1.53)(b)     --          --
  Class Y................        1.00(b)          0.04(b)      --          --
THE HARTFORD SMALL
  COMPANY FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.45            (0.61)      255.37      0.0434
  Class B................        2.15            (1.30)        --          --
  Class Y................        1.00            (0.14)        --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.45(b)         (0.60)(b)    69.92      0.0313
  Class B................        2.15(b)         (1.30)(b)     --          --
  Class Y................        1.00(b)          0.03(b)      --          --
THE HARTFORD
  INTERNATIONAL
  OPPORTUNITIES FUND
  For the Year Ended
   December 31, 1997
  Class A................        1.65             0.88        59.16      0.0070
  Class B................        2.35            (0.05)        --          --
  Class Y................        1.20             1.33         --          --
  July 1, 1996 to
   December 31, 1996
  Class A................        1.65(b)          0.51(b)     21.51      0.0175
  Class B................        2.35(b)         (0.86)(b)     --          --
  Class Y................        1.20(b)          0.57(b)      --          --

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

 Report of Independent Public Accountants
--------------------------------------------------------------------------------

 TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
 THE HARTFORD MUTUAL FUNDS, INC.:

 We have audited the accompanying statements of net assets of The Hartford Mutual Funds, Inc. (a Maryland Corporation) (consisting of The Hartford Money Market, The Hartford Bond Income Strategy, The Hartford Advisers, The Hartford Dividend and Growth, The Hartford Stock, The Hartford Capital Appreciation, The Hartford Small Company and The Hartford International Opportunities Funds) (the Funds) as of December 31, 1997, and the related statement of operations for the year then ended and the statements of changes in net assets and the financial highlights for the year then ended and the period from July 1, 1996 (inception) to December 31, 1996. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian bank. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds comprising The Hartford Mutual Funds, Inc. as of December 31, 1997, the results of their operations for the year then ended and the changes in their net assets and the financial highlights for the year then ended and the period from July 1, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

 Hartford, Connecticut
 February 16, 1998                                           ARTHUR ANDERSEN LLP

                                       44